PROSPECTUS SUPPLEMENT                           Filed Pursuant to Rule 424(b)(3)
(TO PROSPECTUS DATED MAY 28, 1998)   Registration No. 333-48051 and 333-48051-01



                            8,177,300 Paired Shares


                            The Meditrust Companies



                                  COMMON STOCK

                            ---------------------

This Prospectus Supplement covers the offering for resale of 8,177,300 paired shares, $.10 par value (the "Shares"), of Meditrust Corporation ("Meditrust") and Meditrust Operating Company ("Operating Company", and together with Meditrust, "The Meditrust Companies") by certain selling stockholders named herein (the "Selling Stockholders"). The Selling Stockholders acquired the Shares in connection with the merger of Cobblestone Holdings, Inc. with and into Meditrust (the "Merger"), which closed on May 29, 1998.

The Meditrust Companies comprise two companies, Meditrust and Operating Company, each incorporated under the laws of Delaware. Meditrust qualifies as a real estate investment trust under the Internal Revenue Code of 1986, as amended. The Meditrust Companies have an organizational structure commonly referred to as a "paired share" structure. Each paired share of capital stock of The Meditrust Companies comprises one share of common stock of Meditrust and one share of common stock of Operating Company, and is herein referred to as a "Paired Share". The Paired Shares are traded on the New York Stock Exchange (the "NYSE") under the symbol "MT". On March 2, 1999 the closing sale price of the Paired Shares on the NYSE was $12.1875.

The Shares may be offered and sold by the Selling Stockholders or their transferees from time to time in transactions on the NYSE, in privately-negotiated transactions or in a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Shares may be sold directly or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of Shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation to a particular broker-dealer might be in excess of customary commissions). See "Selling Stockholders" and "Plan of Distribution".

The Meditrust Companies will not receive any of the proceeds from the sale of the Shares.

                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

                            ---------------------

           The date of this Prospectus Supplement is March 3, 1999.

                             SELLING STOCKHOLDERS

     The following table sets forth the names of the Selling Stockholders, the number of Paired Shares owned beneficially by each of them as of the closing of the Merger and the number of Shares that may be offered by each of them pursuant to this Prospectus Supplement.

                                                                                             Shares
                                                                                       Beneficially Owned
                                                                  Shares Beneficially   If All Shares and
                                                                     Owned Prior to           Sold
                                                                   Offering and Being  ------------------
                      Selling Stockholders                        Registered for Sale   Number   Percent
---------------------------------------------------------------- --------------------- -------- --------
Brentwood Golf Partners, L.P. (1) ..............................       1,158,746         --        --
The Northwestern Mutual Life Insurance Company .................         574,033         --        --
James A. Husband, Jr. (2) ......................................         541,092         --        --
Wilmington Interstate Corporation ..............................         328,019         --        --
Cede & Co. .....................................................         252,110         --        --
BankAmerica Investment Corporation .............................         160,765         --        --
FSC Corp. ......................................................         111,551         --        --
Steven L. Holmes ...............................................          73,909         --        --
Pacific Enterprises Golf Partners, L.P. ........................          85,155         --        --
Henry L. Hillman, Elsie Hilliard Hillman and C.G.
 Grefenstette, Trustees of the Henry L. Hillman Trust U/A/T
 dated November 18, 1985 .......................................          73,796         --        --
Venhill Limited Partnership ....................................          73,796         --        --
Joseph L. Champ ................................................          70,298         --        --
SSB Investments, Inc. ..........................................          55,803         --        --
Gary Dee (3) ...................................................          49,211         --        --
John M. Sullivan (4) ...........................................          42,216         --        --
Norman Goodmanson (5) ..........................................          36,415         --        --
Oak Leaf Partners ..............................................          32,670         --        --
ING Barings (U.S.) Capital Corp. ...............................          28,422         --        --
Andrew Crosson (6) .............................................          26,013         --        --
C.G. Grefenstette and Thomas G. Bigley, Trustees U/A/T dated
 8/28/68 for Henry Lea Hillman, Jr. ............................          24,629         --        --
C.G. Grefenstette and Thomas G. Bigley, Trustees U/A/T dated
 8/28/68 for William Talbott Hillman ...........................          24,629         --        --
C.G. Grefenstette and Thomas G. Bigley, Trustees U/A/T dated
 8/28/68 for Juliet Lea Hillman ................................          24,583         --        --
C.G. Grefenstette and Thomas G. Bigley, Trustees U/A/T dated
 8/28/68 for Audrey Hilliard Hillman ...........................          24,583         --        --
Paul Lewis Davies III (7) ......................................          23,763         --        --
Havens Partners, L.P. ..........................................          23,550         --        --
Mariner Group, LDC .............................................          22,540         --        --
Robert S. West, Jr. (8) ........................................          18,747         --        --
Martin R. Reid, IRA R/O Oppenheimer & Co., Inc., as
 custodian (9) .................................................          16,421         --        --
James T. Bergmark ..............................................          11,717         --        --
Martin R. Reid (9) .............................................           9,373         --        --
Balboa Park Management Co., Inc. ...............................           7,469         --        --
George M. Meaney ...............................................           6,590         --        --
Kenneth D. Brody ...............................................           4,006         --        --
Millison Income & Capital Fund .................................           1,934
                                                                       ---------
    Total ......................................................       4,018,554

------------
(1) Brentwood Golf Partners, L.P. has distributed a portion of the Shares received by it in connection with the Merger to its general and limited partners (the "Brentwood Partners"). See "--The Brentwood Partners".
(2) President of The Cobblestone Golf Companies, Inc., a wholly owned subsidiary of Operating Company; former President, Chief Executive Officer and Director of Meditrust Golf Group, Inc., a wholly owned subsidiary of Meditrust.
(3) Officer of The Cobblestone Golf Companies, Inc.; former Officer of Meditrust Golf Group, Inc.
(4) Former Director of Meditrust Golf Group, Inc.
(5) Former Officer of Meditrust Golf Group, Inc.
(6) Officer of The Cobblestone Golf Companies, Inc.; former Officer of Meditrust Golf Group, Inc.
(7) Former Director of Meditrust Golf Group, Inc.
(8) Former Officer of Meditrust Golf Group, Inc.
(9) Former Director of Meditrust Golf Group, Inc.

The Brentwood Partners

     The following table sets forth the names of the Brentwood Partners, the number of Paired Shares owned beneficially by each of them following the distributions by Brentwood Golf Partners, L.P. and the number of Shares that may be offered by them pursuant to this Prospectus Supplement.




                                                                                  Shares Beneficially
                                                         Shares Beneficially             Owned
                                                            Owned Prior to      If All Shares are Sold
                                                          Offering and Being    ----------------------
                 Selling Stockholders                    Registered for Sale     Number     Percent
-----------------------------------------------------   ---------------------   --------   --------
Brentwood Buyout Partners, L.P. (1) .................                0            --          --
Archimedes Partners, L.P. (2) .......................                0            --          --
Candice Appleton Family Trust .......................            6,414            --          --
APT Holdings Corporation ............................          128,267            --          --
BankAmerica Capital Corporation .....................          128,267            --          --
James R. Barker .....................................            3,207            --          --
Ann B. Barker .......................................            3,207            --          --
Margaret W. Barker Clark ............................            3,207            --          --
W.B. Barker .........................................            3,207            --          --
James J. Barnett ....................................              642            --          --
The Barton Family Trust .............................            5,130            --          --
Alan J. Barton Retirement Plan ......................            2,565            --          --
Harold Beral ........................................            2,565            --          --
Brentwood/Equitable L.P., I (1) .....................                0            --          --
Brentwood/Equitable L.P., II (1) ....................                0            --          --
Citicorp North America, Inc. ........................          256,534            --          --
Colgate University ..................................            5,259            --          --
Sentry Insurance a Mutual Company ...................           76,962            --          --
Endowment Equity Partners I, L.P. ...................          179,576            --          --
Second Associated Western Investors Pte. Ltd. .......          128,267            --          --
Forest Foundation ...................................           12,826            --          --
Wilmington Interstate Corporation ...................           84,657            --          --
Juliet Lea Hillman Trust ............................            4,489            --          --
Henry L. Hillman Trust ..............................           25,653            --          --
Henry Lea Hillman, Jr. Trust ........................            4,489            --          --
Audrey Hilliard Hillman Trust .......................            4,489            --          --
William Talbott Hillman Trust .......................            4,489            --          --
Dwight E. Lee .......................................            1,437            --          --
T. David Lipton, M.D. Profit Sharing Plan ...........            2,565            --          --
George M. Meaney ....................................              770            --          --
Merrill Lynch L.P. Holdings, Inc. ...................          128,267            --          --
New York Life Insurance Company .....................          256,534            --          --
The Northwestern Mutual Life Insurance Company ......          256,534            --          --
Ontario Municipal Employees' Retirement Board .......          166,749            --          --
Pacific Mutual Life Insurance .......................           25,653            --          --
Paul, Hastings, Janofsky & Walker, L.L.P. ...........           51,307            --          --
Pennsylvania State Employees' Retirement System .....          256,534            --          --
Phemus Corporation (Harvard) ........................          128,267            --          --
Rush-Presbyterian-St. Luke's Medical Center
 Endowment ..........................................           64,135            --          --
Rush-Presbyterian-St. Luke's Medical Center
 Pension ............................................           64,135            --          --
Sequoia Foundation ..................................           12,826            --          --
William J. & Leslie Shaw ............................            1,282            --          --

                                                                            Shares Beneficially
                                                   Shares Beneficially             Owned
                                                      Owned Prior to      If All Shares are Sold
                                                    Offering and Being    ----------------------
              Selling Stockholders                 Registered for Sale     Number     Percent
-----------------------------------------------   ---------------------   --------   --------
B.K. and MaryAnn Hagopian Trust ...............             1,282           --          --
Stewardship Foundation ........................            12,826           --          --
Alternative Assets Holdings, L.L.C. ...........            12,826           --          --
Transamerica Life Insurance & Annuity .........           128,267           --          --
George R. Tuerk ...............................            19,240           --          --
Judith Warren Bartos ..........................             5,130           --          --
Wells Fargo & Company .........................           256,534           --          --
The 1973 Irrevocable Trust of C. Davis
 Weyerhauser ..................................            12,826           --          --
Yale University ...............................           256,534           --          --
                                                          -------
Total .........................................         3,196,828

------------
(1) Brentwood Buyout Partners, L.P., Brentwood/Equitable L.P., I and Brentwood/Equitable L.P., II have distributed the shares received by them from Brentwood Golf Partners, L.P. to their general and limited partners (the "Buyout Partners"). See "--The Buyout Partners".

(2) Archimedes Partners, L.P. has distributed the shares received by it from Brentwood Golf Partners, L.P. to its general and limited partners (the "Archimedes Partners"). See "--The Archimedes Partners".

The Buyout Partners

     The following table sets forth the names of the Buyout Partners, the number of Paired Shares owned beneficially by each of them following the distribution by Brentwood Buyout Partners, L.P., Brentwood/Equitable L.P., I and Brentwood/Equitable L.P., II and the number of Shares that may be offered by them pursuant to this Prospectus Supplement.




                                                                                   Shares Beneficially
                                                          Shares Beneficially             Owned
                                                             Owned Prior to      If All Shares are Sold
                                                           Offering and Being    ----------------------
                 Selling Stockholders                     Registered for Sale     Number     Percent
------------------------------------------------------   ---------------------   --------   --------
William M. Barnum, Jr. ...............................          117,448            --          --
W. Louis Bissette ....................................            1,473            --          --
David Chonette .......................................           61,028            --          --
Roger Davisson .......................................           48,003            --          --
Equitable Life Assurance Society of the U.S. .........          256,534            --          --
B. Kipling Hagopian ..................................           25,414            --          --
Ross Jaffe ...........................................            3,491            --          --
G. Bradford Jones ....................................           85,483            --          --
Mark T. Kimura .......................................            1,473            --          --
Christopher A. Laurence ..............................            5,892            --          --
Hilary Lottenberg ....................................            1,473            --          --
William M. Matthes ...................................            7,201            --          --
Edward McCall ........................................            5,892            --          --
Timothy M. Pennington ................................           30,137            --          --
Leslie Shaw ..........................................            2,227            --          --
John L. Walecka ......................................           36,843            --          --
Frederick J. Warren (1) ..............................          167,174            --          --
David H. Wong (2) ....................................           29,695            --          --
                                                                -------
Total ................................................          886,881

------------
(1) Former Director of Meditrust Golf Group, Inc.

(2) Former Officer and Director of Meditrust Golf Group, Inc.

The Archimedes Partners

     The following table sets forth the names of the Archimedes Partners, the number of Paired Shares owned beneficially by each of them following the distribution by Archimedes Partners, L.P. and the number of Shares that may be offered by them pursuant to this Prospectus Supplement.


                                                                                    Shares Beneficially
                                                           Shares Beneficially             Owned
                                                              Owned Prior to      If All Shares are Sold
                                                            Offering and Being    ----------------------
                  Selling Stockholders                     Registered for Sale     Number     Percent
-------------------------------------------------------   ---------------------   --------   --------
John P. McLoughlin ....................................           1,283             --          --
Gary Olson ............................................           1,924             --          --
Elizabeth A. Blendell .................................           1,283             --          --
A. Victor Antola ......................................           2,567             --          --
Randall C. Bassett ....................................           2,567             --          --
Thomas G. Bost ........................................           1,283             --          --
Stephen S. Bowen ......................................           1,924             --          --
Robert K. Burgess .....................................           1,283             --          --
James A. Cherney (1)...................................           1,003             --          --
Robert E. Currie ......................................           1,924             --          --
Warren B. Elterman ....................................           1,283             --          --
Grover R. Heyler ......................................           1,283             --          --
Elizabeth Hundt .......................................           1,283             --          --
Roger H. Kimmel .......................................           2,567             --          --
Michael D. Levin ......................................           1,283             --          --
Laurence H. Levine ....................................           1,283             --          --
Gregory P. Lindstrom ..................................           1,283             --          --
Michael S. Lurey ......................................           2,567             --          --
Thomas L. Patten ......................................           2,567             --          --
George A. Rice ........................................           1,283             --          --
Robert J. Rosenberg ...................................           1,283             --          --
Barry A. Sanders ......................................             638             --          --
Patrick T. Seaver .....................................           1,924             --          --
Seaver Partners .......................................           7,700             --          --
Michael J. Shockro ....................................             638             --          --
John R. Stahr Trust ...................................           2,567             --          --
David H. Vena .........................................             638             --          --
Richard C. Weisberg ...................................           1,924             --          --
Robert B. Wessling ....................................           1,283             --          --
H. Steven Wilson ......................................           2,567             --           _
Scott N. Wolfe ........................................           1,283             --          --
UMB Bank as Trustee for the Latham & Watkins Thrift
 & Profit Sharing Plan FBO Thomas G. Bost .............             639             --          --
UMB Bank as Trustee for the Latham & Watkins Thrift
 & Profit Sharing Plan FBO David F. Faustman ..........           1,923             --          --
UMB Bank as Trustee for the Latham & Watkins Thrift
 & Profit Sharing Plan FBO Bruce R. Lederman ..........           1,283             --          --
UMB Bank as Trustee for the Latham & Watkins Thrift
 & Profit Sharing Plan FBO Laurence H. Levine .........             639             --          --
UMB Bank as Trustee for the Latham & Watkins Thrift
 & Profit Sharing Plan FBO John P. McLoughlin .........           1,923             --          --
UMB Bank as Trustee for the Latham & Watkins Thrift
 & Profit Sharing Plan FBO Gary Olson .................           1,923             --          --

                                                                                     Shares Beneficially
                                                            Shares Beneficially             Owned
                                                               Owned Prior to      If All Shares are Sold
                                                             Offering and Being    ----------------------
                  Selling Stockholders                      Registered for Sale     Number     Percent
--------------------------------------------------------   ---------------------   --------   --------
UMB Bank as Trustee for the Latham & Watkins Thrift
 & Profit Sharing Plan FBO George A. Rice ..............            1,283            --          --
UMB Bank as Trustee for the Latham & Watkins Thrift
 & Profit Sharing Plan FBO Robert J. Rosenberg .........            1,283            --          --
UMB Bank as Trustee for the Latham & Watkins Thrift
 & Profit Sharing Plan FBO Michael C. Ross .............            1,283            --          --
UMB Bank as Trustee for the Latham & Watkins Thrift
 & Profit Sharing Plan FBO Barry A. Sanders ............              639            --          --
UMB Bank as Trustee for the Latham & Watkins Thrift
 & Profit Sharing Plan FBO Linda K. Sherwood ...........            2,566            --          --
UMB Bank as Trustee for the Latham & Watkins Thrift
 & Profit Sharing Plan FBO Michael J. Shockro ..........              639            --          --
UMB Bank as Trustee for the Latham & Watkins Thrift
 & Profit Sharing Plan FBO David H. Vena ...............            1,283            --          --
UMB Bank as Trustee for the Latham & Watkins Thrift
 & Profit Sharing Plan FBO H. Steven Wilson ............            1,283            --          --
                                                                    -----
Total ..................................................           74,757

---------------------
(1) James A. Cherney has donated certain shares received by him from the Archimedes Partners to Temple Sholom of Chicago and The Latin School of Chicago (the "Cherney Donees"). See -- "The Cherney Donees".

The Cherney Donees

     The following table sets forth the names of the Cherney Donees, the number of Paired Shares owned beneficially by each of them following the donation by James A. Cherney, and the number of Shares that may be offerd by them pursuant to this Prospectus Supplement.


                                                                                     Shares Beneficially
                                                            Shares Beneficially             Owned
                                                               Owned Prior to      If All Shares are Sold
                                                             Offering and Being    ----------------------
                  Selling Stockholders                      Registered for Sale     Number     Percent
--------------------------------------------------------   ---------------------   --------   --------
Temple Sholom of Chicago                                       140                   --          --
The Latin School of Chicago                                    140                   --          --
                                                               ---
Total                                                          280



                             PLAN OF DISTRIBUTION

     The Meditrust Companies have been advised that the Selling Stockholders or their transferees may sell the Shares from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sale of the Shares may be effected in transactions (which may involve cross or block trades) (i) on the NYSE or any other national securities exchange or quotation service on which the Shares may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or in the over-the-counter market, (iv) through the writing of options or (v) by any other legally available means. The Shares may be sold directly or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions).

     Certain persons who sell the Shares covered by this Prospectus Supplement, and any broker or dealer to or through whom any such person shall sell such securities, may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), with respect to the sale of such securities, and any commissions received by them and profit on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

     The Meditrust Companies have agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.


                                 LEGAL MATTERS

     The validity of the issuance of the Shares offered hereby has been passed upon by Cravath, Swaine & Moore, New York, New York. In addition, Nutter, McClennen & Fish, LLP, Boston, Massachusetts, has passed on certain Federal income tax matters relating to the Meditrust Companies.


                    INTERESTS OF NAMED EXPERTS AND COUNSEL

     Michael J. Bohnen, a partner in the law firm Nutter, McClennen & Fish,
LLP, served as Secretary of Operating Company and Paul R. Eklund, also a partner in the law firm Nutter, McClennen & Fish, LLP, served as Assistant Secretary of Meditrust at the time that Nutter, McClennen & Fish, LLP rendered a legal opinion with respect to certain Federal income tax matters included as a part of the Registration Statement on Form S-3 filed under the Securities Act of 1933, as amended, in connection herewith.

PROSPECTUS


                           8,200,000* Paired Shares


                            The Meditrust Companies



                                  Common Stock
                                 ---------------
     All the Paired Shares, $.10 par value per share, of The Meditrust Companies offered hereby (the "Shares") are being offered by certain selling stockholders named herein (the "Selling Stockholders"). The Meditrust Companies ("The Meditrust Companies") are comprised of two companies, Meditrust Corporation ("Meditrust" or the "Corporation") and Meditrust Operating Company ("Operating Company"), each incorporated under the laws of Delaware. Meditrust qualifies as a real estate investment trust under the Internal Revenue Code of 1986, as amended (the "Code"). The Meditrust Companies have an organizational structure commonly referred to as a "paired share" structure. The shares of the capital stock of The Meditrust Companies are sold and trade together as single units, which are referred to as "paired shares." The paired shares of The Meditrust Companies are comprised of common stock of Meditrust ("Meditrust Common Stock") and common stock of the Operating Company ("Operating Common Stock") and are herein referred to as "Paired Shares." The Paired Shares are traded on the New York Stock Exchange (the "NYSE") under the symbol "MT". On May 22, 1998 the closing sale price of the Paired Shares on the NYSE was $28.1875.

     See "Risk Factors" beginning on page 4 for a discussion of certain matters that should be considered by prospective investors.

     The Shares may be offered and sold by the Selling Stockholders or their transferees from time to time after the closing of the Cobblestone merger in transactions on the NYSE, in privately-negotiated transactions or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Shares may be sold directly or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of Shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation to a particular broker-dealer might be in excess of customary commissions). See "Selling Stockholders" and "Plan of Distribution."

     The Meditrust Companies will not receive any of the proceeds from the sale of the Shares. The Meditrust Companies have agreed to bear certain expenses in connection with the registration of the Shares being offered and sold by the Selling Stockholders, which The Meditrust Companies estimate will be approximately $241,447, and have agreed to indemnify the Selling Stockholders against certain liabilities.
                                ---------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.
                                ---------------
     * This Prospectus covers the offering for resale of an indeterminate number of Paired Shares to be issued to the Selling Stockholders upon the consummation of the merger of Cobblestone Holdings, Inc. ("Cobblestone") with and into Meditrust, with Meditrust being the surviving corporation. The Cobblestone merger has been approved by the requisite holders of the common and preferred stock of Cobblestone, and is expected by The Meditrust Companies to close in the second quarter of 1998. The number of Paired Shares issuable in connection with the Cobblestone merger and to be offered for resale hereby is subject to adjustment as described in the Cobblestone merger agreement based on a number of factors, including the Average Closing Price (as defined below under "The Meditrust Company--Recent Developments--Cobblestone Merger") of the Paired Shares on the NYSE prior to the closing date of the Cobblestone merger. The actual number of Shares issued to the Selling Stockholders upon consummation of the Cobblestone merger shall be specified in a prospectus supplement to this Prospectus. See "The Meditrust Companies--Recent Developments--Cobblestone Merger."

                               ---------------
                  The date of this Prospectus is May 28, 1998.

                             AVAILABLE INFORMATION

     The Meditrust Companies are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission" or "SEC"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024 of the offices of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the principal offices of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. The Meditrust Companies file information electronically with the Commission, and the Commission maintains a Web Site that contains reports, proxy and information statements and other information regarding registrants (including The Meditrust Companies) that file electronically with the Commission. The address of the Commission's Web Site is (http://www.sec.gov). Reports, proxy materials and other information concerning The Meditrust Companies can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, Room 1102, New York, New York 10005.

     The Meditrust Companies have filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which may be obtained upon payment of a fee prescribed by the Commission, or may be examined free of charge at the principal office of the Commission in Washington, D.C.

     Statements made in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents are incorporated herein by reference:

Meditrust and the Operating Company Joint Filings

    1. Joint Annual Reports on Form 10-K and Form 10-K/A for the Fiscal year ended December 31, 1997.
    2. Joint Quarterly Report on Form 10-Q for the Quarter ended March 31, 1998;
    3. Joint Current Report on Form 8-K, event date January 3, 1998;
    4. Joint Current Report on Form 8-K, event date January 3, 1998, as amended by Form 8-K/A filed May 21, 1998;
    5. Joint Current Report on Form 8-K, event date January 4, 1998;
    6. Joint Current Report on Form 8-K, event date January 11, 1998;
    7. Joint Current Report on Form 8-K, event date January 11, 1998;
    8. Joint Current Report on Form 8-K, event date February 24, 1998;
    9. Joint Current Report on Form 8-K, event date February 26, 1998, as amended by Form 8-K/A filed April 29, 1998;
   10. Joint Current Report on Form 8-K, event date March 16, 1998;
   11. Joint Current Report on Form 8-K, event date March 31, 1998;
   12. Joint Current Report on Form 8-K, event date May 13, 1998; and
   13. Joint Current Report on Form 8-K, event date May 20, 1998.


Santa Anita Realty Enterprises, Inc. and Santa Anita Operating Company

     1. The description of the common stock of Santa Anita Realty Enterprises, Inc. ("Santa Anita Realty") and Santa Anita Operating Company ("Santa Anita Operating" and, together with Santa Anita Realty, "The Santa Anita Companies"), including descriptions of the certificates of incorporation and by-laws of The Santa Anita Companies and descriptions of applicable provisions of the Delaware General Corporation Law (the "DGCL"), which are contained or incorporated by reference in the Joint Registration Statement on Form S-4 of the Santa Anita Companies (Nos. 333-34831 and 333-34831-01), including any amendments thereto (the "Santa Anita S-4"), under the headings "Description of Capital Stock of The Santa Anita Companies" and "The Mergers--Material Differences in the Rights of Shareholders of The Santa Anita Companies and Meditrust and MAC." The Santa Anita Companies were the surviving corporations in the Santa Anita Mergers (as defined below). Descriptions of their capital stock, certificates of incorporation and by-laws and of the applicable provisions of the DGCL, which are incorporated herein from the Santa Anita S-4, therefore describe such items with respect to The Meditrust Companies in this Prospectus.

     All other documents filed by The Meditrust Companies with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in a subsequently filed document, as the case may be, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. To the extent that any proxy statement is incorporated by reference herein, such incorporation shall not include any information contained in such proxy statement which is not, pursuant to the Commission's rules, deemed to be "filed" with the Commission or subject to the liabilities of Section 18 of the Exchange Act.

     The Meditrust Companies will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy (without exhibits) of any or all documents incorporated by reference into this Prospectus. Requests for such copies should be directed, with respect to Meditrust, to Michael S. Benjamin, Esq., Senior Vice President, Secretary and General Counsel, Meditrust Corporation, 197 First Avenue, Suite 300, Needham Heights, Massachusetts 02194, telephone (781) 433-6000; and with respect to Operating Company, to Michael J. Bohnen, Secretary, Meditrust Operating Company, 197 First Avenue, Suite 100, Needham Heights, Massachusetts 02194, telephone (781) 453-8062.

                                 RISK FACTORS

     In addition to the other information contained or incorporated by reference in this Prospectus, prospective investors in the Paired Shares should carefully consider the following risk factors.

REIT Tax Risks; Paired Share REIT Tax Risks

     Pending Legislation Regarding Paired Share REITS. A significant component of The Meditrust Companies' strategy is to grow through acquisitions, and they believe that the current tax treatment of their paired share structure provides them with certain advantages in making acquisitions. If the legislation described below is enacted, then the income and activities of Operating Company with respect to any property acquired by The Meditrust Companies after March 26, 1998, for which there was no binding written agreement, public announcement or SEC filing on or before March 26, 1998, will be attributed to Meditrust for purposes of determining whether Meditrust qualifies as a real estate investment trust (a "REIT") under the Code. This proposed legislation would effectively limit the advantages of The Meditrust Companies' paired share structure to their existing properties and could make it more difficult for them to make acquisitions in the future.

     The tax rules relating to paired share REITs are the subject of intense scrutiny by the Treasury Department and Congress. On February 2, 1998, the Treasury Department released an explanation of the revenue proposals included in the Clinton Administration's fiscal 1999 budget (the "Tax Proposals"). The Tax Proposals, among other things, include a freeze on the grandfathered status of paired share REITs such as The Meditrust Companies. Under this proposal, Meditrust and Operating Company would be treated as one entity with respect to properties acquired on or after the date of the first Congressional committee action with respect to such proposal and with respect to activities or services relating to such properties that are undertaken or performed by one of the paired entities on or after such date. The Tax Proposals also would prohibit REITs from holding stock possessing more than 10% (and less than 100%) of the vote or value of all classes of stock of any corporation and impose a potentially prohibitive tax on REITs that acquire regular "C" corporations in reorganization transactions. Restructuring the operations of Meditrust and Operating Company to comply with the rules contemplated by the Tax Proposals could cause The Meditrust Companies to incur substantial tax liabilities, "unpair" the stock of The Meditrust Companies or otherwise adversely affect The Meditrust Companies and could prevent Meditrust from growing as originally intended at the time of the merger with Santa Anita Realty.

     On March 26, 1998, Representative William Archer, Chairman of the House Ways and Means Committee, and Senator William V. Roth, Jr., Chairman of the Senate Finance Committee, introduced legislation similar to the Tax Proposals to limit the "grandfathering" rule applicable to paired share REITs. See "--Dependence on Qualification as a REIT." Under the proposed legislation, the anti-pairing rules provided in the Code would apply to real property interests acquired or substantially improved after March 26, 1998 by The Meditrust Companies, or a subsidiary or partnership in which a ten percent or greater interest is owned by The Meditrust Companies (collectively, the "REIT Group"), unless (1) the real property interests are acquired pursuant to a written agreement that was binding on March 26, 1998 and at all times thereafter or (2) the acquisition of such real property interests was described in a public announcement or in a filing with the SEC on or before March 26, 1998. On May 7, 1998, the Senate unanimously passed The Internal Revenue Service Restructuring and Reform Bill of 1998 (the "Bill"), which contains the anti-pairing legislation described above. Moreover, the Bill provides that any property acquired after March 26, 1998 by any company that is acquired by a paired share REIT, other than property acquired pursuant to a written agreement that was binding on March 26, 1998, would be subject to the anti-pairing rules.

     Under this legislation as currently proposed, the properties held on March 26, 1998, by La Quinta Inns, Inc. ("La Quinta") and Cobblestone, which would be acquired pursuant to Meditrust's proposed mergers with such companies, would not be subject to these anti-pairing rules. However, any property acquired by either La Quinta or Cobblestone after March 26, 1998, other than property acquired pursuant to a written agreement that was binding on March 26, 1998, would be subject to the anti-pairing rules. Moreover, we cannot assure you that this legislation will be adopted in its current form or that the properties to be acquired from La Quinta and Cobblestone or other properties of The Meditrust Companies will not become subject to the anti-pairing rules of the Code in the future. In such a case, Operating Company (including corporate subsidiaries of Meditrust that are controlled by Operating Company) may not be able to operate the hotels and golf courses to be acquired by Meditrust in such mergers in the manner currently contemplated without disqualifying Meditrust as a REIT. Such a limitation would have a material adverse effect on The Meditrust Companies, including their results of operation, financial condition and prospects.

     In addition, the proposed legislation also provides that a property held by a paired share REIT but not subject to the anti-pairing rules would become subject to such rules in the event of either (1) an improvement placed in service after December 31, 1999 that changes the use of the property and the cost of which is greater than 200 percent of (A) the undepreciated cost of the property (prior to the improvement) or (B) in the case of property acquired where there is a substituted basis (e.g., the properties to be acquired from La Quinta and Cobblestone), the fair market value of the property on the date it was acquired by The Meditrust Companies or (2) an addition or improvement that expands beyond the boundaries of the land included in such property. The proposed legislation contains an exception for improvements placed in service before January 1, 2004 pursuant to a binding contract in effect on December 31, 1999 and at all times thereafter. This proposed restriction on property improvements would apply to the properties to be acquired from La Quinta and Cobblestone, as well as all other properties owned by The Meditrust Companies, and would limit the ability of The Meditrust Companies to improve or change the use of those properties after December 31, 1999.

     Other legislation (including other legislation that is currently pending before Congress), as well as regulations, administrative interpretations or court decisions, also could change the tax law with respect to Meditrust's qualification as a REIT and the federal income tax consequence of such qualification. The adoption of any such legislation, regulations or administrative interpretations or court decisions could have a material adverse effect on the results of operations, financial condition and prospects of The Meditrust Companies and could prevent Meditrust from growing as originally intended at the time of the merger with Santa Anita Realty.

     Dependence on Qualification as a REIT. Meditrust believes that it operates so as to qualify as a REIT for federal income tax purposes. However, there is no assurance that Meditrust has satisfied the requirements for REIT qualification in the past or will qualify as a REIT in the future. Qualification as a REIT involves the application of highly technical and complex provisions of the Code, for which there are only limited judicial or administrative interpretations. The complexity of these provisions is greater in the case of a paired share REIT such as Meditrust. Qualification as a REIT also involves the determination of various factual matters and circumstances not entirely within Meditrust's control. In addition, Meditrust's ability to qualify as a REIT is dependent upon its continued exemption from the anti-pairing rules of Section 269B(a)(3) of the Code, which, if they were to apply, would prevent Meditrust from qualifying as a REIT. The "grandfathering" rules governing Section 269B generally provide, however, that Section 269B(a)(3) does not apply to a paired share REIT if the REIT and its paired operating company were paired on June 30, 1983. On June 30, 1983, Meditrust (which was then known as Santa Anita Realty Enterprises, Inc.) was paired with the Operating Company (which was then known as Santa Anita Operating Company). There are, however, no judicial or administrative authorities interpreting this "grandfathering" rule. Moreover, if for any reason Meditrust failed to qualify as a REIT in 1983, the benefit of the "grandfathering" rule would not be available to Meditrust, in which case Meditrust would not qualify as a REIT for any taxable year from and after 1983. Failure of Meditrust to qualify as a REIT would have a material adverse effect on The Meditrust Companies and their ability to make distributions to their shareholders and to pay amounts due on their indebtedness. See "Certain Federal Income Tax Considerations--REIT Qualification of Meditrust."

     On November 5, 1997, Meditrust, a Massachusetts business trust and the predecessor to Meditrust Corporation (hereinafter called "Meditrust's Predecessor"), merged (the "Realty Merger") with Santa Anita Realty, with Santa Anita Realty as the surviving corporation, whereupon Santa Anita Realty changed its name to Meditrust Corporation. At the same time, Meditrust Acquisition Company ("MAC"), a newly organized Massachusetts business trust, merged (the "SAOC Merger" and together with the Realty Merger, the "Santa Anita Mergers") with Santa Anita Operating, with Santa Anita Operating as the surviving corporation, whereupon Santa Anita Operating changed its name to Meditrust Operating Company. Qualification of Meditrust as a REIT in the future also generally depends on the REIT qualification of Meditrust for prior periods and the REIT qualification of Meditrust's Predecessor for periods prior to November 5, 1997. Accordingly, failure of Meditrust's Predecessor to qualify as a REIT for periods prior to November 5, 1997 could have a material adverse effect on The Meditrust Companies and their ability to make distributions to shareholders and pay amounts due on their indebtedness. See "Certain Federal Income Tax Considerations--REIT Qualification of Meditrust."

     Meditrust believes that it has operated (and that prior to the Santa Anita Mergers, Meditrust's Predecessor operated), and will operate following the Santa Anita Mergers, in a manner that permits Meditrust to qualify as a REIT under the Code for each taxable year since its formation. Nutter, McClennen & Fish, LLP, special tax counsel to Meditrust, has rendered an opinion that (i) Meditrust's Predecessor was organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code since its taxable year ended December 31, 1989 through its final taxable year, and (ii) Meditrust has been organized and operated in conformity with the requirements for qualification as a REIT under the Code since its taxable year ended December 31, 1992 through its taxable year ended December 31, 1997, and Meditrust's form of organization and proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code. Counsel is unable, however, to render an opinion regarding Meditrust's qualification as a REIT in its taxable years ended December 31, 1989, 1990 and 1991 because it did not conduct the due diligence necessary to render an opinion for such years. If it is subsequently determined that Meditrust did not qualify as a REIT in those years, Meditrust potentially could incur corporate tax with respect to a year that is still open to adjustment by the Internal Revenue Service. However, Meditrust believes that any such tax would not be material to its shareholders. See "Certain Federal Income Tax Considerations--REIT Qualification of Meditrust."

     If Meditrust were to fail to qualify as a REIT, it would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at corporate rates. In addition, unless entitled to relief under certain statutory provisions and subject to the discussion above regarding the impact if Meditrust failed to qualify as a REIT in 1983, Meditrust also would be disqualified from re-electing REIT status for the four taxable years following the year during which qualification is lost. Failure to qualify as a REIT would result in additional tax liability to Meditrust for the year or years involved. In addition, Meditrust would no longer be required by the Code to make distributions to its shareholders. To the extent that distributions to shareholders would have been made in anticipation of Meditrust's qualifying as a REIT, Meditrust might be required to borrow funds or to liquidate certain of its investments to pay the applicable tax. See "Certain Federal Income Tax Considerations--REIT Qualification of Meditrust."

     The failure to qualify as a REIT would also constitute a default under certain debt obligations of Meditrust, which would generally allow the holders thereof to demand the immediate repayment of such indebtedness, which could have a material adverse effect on The Meditrust Companies and their ability to make distributions to shareholders and to pay amounts due on their indebtedness.

     Adverse Effects of REIT Minimum Distribution Requirements. In order to qualify as a REIT, Meditrust is generally required each year to distribute to its shareholders at least 95% of its taxable income (excluding any net capital gain). In addition, if Meditrust were to dispose of assets acquired in certain acquisitions during the ten-year period following the acquisition, Meditrust would be required to distribute at least 95% of the amount of any "built-in gain" attributable to such assets that Meditrust recognizes in the disposition, less the amount of any tax paid with respect to such recognized built-in gain. See "Certain Federal Income Tax Considerations--REIT Qualification of Meditrust." Meditrust generally is subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of (i) 85% of its ordinary income for that year, (ii) 95% of its capital gain net income for that year, and (iii) 100% of its undistributed income from prior years.

     Meditrust intends to make distributions to its shareholders to comply with the 95% distribution requirement and to avoid the nondeductible excise tax. Differences in timing between the recognition of taxable income and the receipt of cash available for distribution and the seasonality of the businesses it owns or may acquire could require Meditrust to borrow funds on a short-term basis to meet the 95% distribution requirement and to avoid the nondeductible excise tax.

     Distributions to shareholders by The Meditrust Companies are determined by their respective Boards of Directors and depend on a number of factors, including, the amount of cash available for distribution, financial condition, results of operations, any decision by either Board of Directors to reinvest funds rather than to distribute such funds, capital expenditures, the annual distribution requirements under the REIT provisions of the Code (in the case of Meditrust) and such other factors as either Board of Directors deems relevant. For federal income tax purposes, distributions paid to shareholders may consist of ordinary income, capital gains (in the case of Meditrust), return of capital, or a combination thereof. The Meditrust Companies will provide shareholders with annual statements as to the taxability of distributions.

     Requirement to Distribute Accumulated Earnings and Profits. To maintain its qualification as a REIT in the event its merger with La Quinta is consummated, Meditrust will be required to distribute any earnings and profits inherited from La Quinta in the La Quinta merger (as determined for federal income tax purposes). Following the merger, Meditrust intends to make a distribution of earnings and profits in the amount determined by Meditrust to be necessary for federal income tax purposes.

     It is a condition to the obligation of The Meditrust Companies to consummate the proposed merger with La Quinta that, at the closing date of the proposed merger, La Quinta and Meditrust shall have obtained a report prepared by KPMG Peat Marwick LLP ("KPMG") of the accumulated and current earnings and profits of La Quinta (as determined for federal income tax purposes) as of the most recent date through which earnings and profits are ascertainable, as well as a reasonable estimate of any earnings and profits from such most recent date through the closing date of the merger, and Coopers & Lybrand LLP shall have reviewed and approved in the exercise of its reasonable judgment the report and workpapers of KPMG. La Quinta has provided a report of the earnings and profits calculation through December 31, 1996 from KPMG.

     It is a condition to the obligation of The Meditrust Companies to consummate the proposed merger with Cobblestone that, as of the closing date of the proposed merger, Cobblestone and The Meditrust Companies shall have obtained a letter from the independent accountants of Cobblestone, reasonably satisfactory to The Meditrust Companies, to the effect that Cobblestone had no current or accumulated earnings and profits (as determined for federal income tax purposes) as of September 30, 1997, and a certification from Cobblestone's Chief Financial Officer, reasonably satisfactory to The Meditrust Companies, to the effect that as of the closing date of the proposed merger, Cobblestone has no such current or accumulated earnings and profits.

     If the Internal Revenue Service ("IRS") were to determine that La Quinta's actual current or accumulated earnings and profits exceeded the amount distributed or deemed distributed by Meditrust following the proposed merger (due to miscalculation, insufficient funds or any other reason), or that Cobblestone in fact had current or accumulated earnings and profits, Meditrust would be disqualified as a REIT. Certain technical provisions of the Taxpayer Relief Act of 1997 facilitate the distribution of inherited earnings and profits, but do not change the basic requirement that inherited earnings and profits must be distributed.

Risks Associated with Rapid Growth of The Meditrust Companies; Risks of Growth Strategy

     The Meditrust Companies currently are experiencing a period of rapid growth through acquisitions. The Meditrust Companies recently have completed the Santa Anita Mergers, acquired (the "IRI Acquisition") five golf courses (the "IRI Golf Courses") from IRI Golf Group ("IRI"), and entered into merger agreements with La Quinta and Cobblestone. See "The Meditrust Companies--Recent Developments." Failure to efficiently manage acquired assets, or the failure of The Meditrust Companies to successfully integrate Santa Anita's, La Quinta's, IRI's or Cobblestone's operations with existing operations and the operations of other acquired businesses, could have a material adverse effect on The Meditrust Companies and their ability to make distributions to shareholders and to pay amounts due on their indebtedness. The success of any completed acquisition will depend in large measure on The Meditrust Companies' ability to integrate the acquired properties within The Meditrust Companies' existing portfolio, to integrate the accounting systems, management information systems, personnel and other operations acquired with those of The Meditrust Companies, and to improve the operating results of the acquired properties and businesses. The process of integrating acquired properties, operations and personnel and in particular, geographically diverse properties and properties which, like the Santa Anita, La Quinta, IRI and Cobblestone properties, are outside of The Meditrust Companies' traditional expertise in health care related properties, with The Meditrust Companies' existing properties may involve unforeseen difficulties and may require a disproportionate amount of The Meditrust Companies' financial and other resources, including management time, which could adversely impact The Meditrust Companies.

     As noted above, there can be no assurance that proposed or pending acquisitions will be consummated or that acquired properties or businesses will perform in accordance with expectations. In that regard, see "--Cautionary Statements Concerning Forward-Looking Statements" below. In addition, the proposed La Quinta and Cobblestone acquisitions will be financed largely through the issuance of Paired Shares, and The Meditrust Companies may finance acquisitions by, among other things, issuing debt and equity securities, including Paired Shares. The issuance of Paired Shares to finance acquisitions could have a dilutive effect on funds from operations per Paired Share. In that regard, both the La Quinta and Cobblestone merger agreements are structured in a way that will require The Meditrust Companies to increase the number of Paired Shares they issue to consummate those mergers if the average market price of the Paired Shares (as determined pursuant to the merger agreements) declines below specified levels. Accordingly, there can be no assurance that acquisitions, including the proposed La Quinta and

Cobblestone acquisitions, will not be dilutive to funds from operations per Paired Share or other operating results, that acquired businesses (including La Quinta and Cobblestone) will be able to maintain or improve historical results of operations or contribute to future growth, or that the effect of the La Quinta and Cobblestone acquisitions (if consummated) on The Meditrust Companies will be beneficial.

     The Meditrust Companies' growth strategy depends, in large part, on their ability to identify, finance, acquire and successfully operate additional real estate interests. No assurance can be given that The Meditrust Companies will find suitable acquisitions, that The Meditrust Companies will be able to consummate or obtain financing for these acquisitions in a timely manner or at all, that potential acquisitions will not be acquired by The Meditrust Companies' competitors or that acquired properties will perform in accordance with expectations. In that regard, enactment of certain proposed legislation regarding paired share REITs could make it more difficult for The Meditrust Companies to consummate acquisitions in the future. See "--REIT Tax Risks; Paired Share REIT Tax Risks--Pending Legislation Regarding Paired Share REITs" above.

     Consummation of the acquisitions of La Quinta and Cobblestone is subject to various conditions, including, receipt of appropriate governmental approvals (including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended) and, in the case of La Quinta, approval of the shareholders of La Quinta and Meditrust and, in the case of Cobblestone, approval by Cobblestone's shareholders, successful completion of a tender offer for certain of Cobblestone's outstanding debt instruments and receipt of requisite consents to the amendment of certain covenants in Cobblestone's debt instruments. The Meditrust Companies may also be required to obtain additional financing in connection with such mergers, which is not, however, a condition to such mergers. See "--Financing Risks Relating to Proposed La Quinta and Cobblestone Acquisitions" below. In addition, if the average price (as determined pursuant to the merger agreement) of the Paired Shares during the period prior to the expected closing date of the La Quinta Merger is less than $30.40, then La Quinta has the right to terminate the merger agreement unless Meditrust exercises its right to increase the number of Paired Shares issuable in the merger as provided in the merger agreement. If, however, the average price of the Paired Shares on such date is less than $28.50, La Quinta has the right to terminate the merger agreement outright. Moreover, La Quinta and The Meditrust Companies were named in two substantially similar lawsuits filed after the announcement of the planned merger with La Quinta. These lawsuits seek compensatory and injunctive relief on the alleged grounds that the La Quinta directors violated their fiduciary duty, duty of care and duty of loyalty to La Quinta shareholders by entering into the merger agreement with Meditrust without having first invited other bidders. Although The Meditrust Companies believe the claims are entirely without merit, there can be no assurance that the plaintiffs in these actions will not be successful or that these actions will not have an adverse effect on The Meditrust Companies. Among other things, if the plaintiffs were to prevail in these actions, they might obtain injunctive or other relief blocking the proposed merger or requiring other action that could adversely affect the consummation of the proposed merger, as well as monetary damages against both La Quinta and The Meditrust Companies. La Quinta and The Meditrust Companies have entered into an agreement in principle with the plaintiffs to settle these lawsuits. The terms of the settlement would permit the La Quinta merger to proceed substantially as planned; however, there can be no assurance that the proposed settlement will be successfully completed. As a result of the foregoing, and other factors, there can be no assurance that the acquisitions of La Quinta and Cobblestone will be consummated on their current terms or at all.


Potential Dilutive Effect of Issuance by The Meditrust Companies of Capital Stock with Purchase Price Adjustment Mechanism

     In connection with a private placement by The Meditrust Companies of 8,500,000 paired shares of Series A Non-Voting Convertible Common Stock to Merrill Lynch International, The Meditrust Companies entered into a Purchase Price Adjustment Mechanism Agreement, dated as of February 26, 1998, with Merrill Lynch International (the "Price Adjustment Agreement"), pursuant to which the parties agreed to adjust the purchase price of the 8,500,000 paired shares of Series A Non-Voting Convertible Common Stock on or prior to February 26, 1999 by the difference between (i) the market price for the Paired Shares at the time of the settlement and (ii) a reference price (the "Reference Price") based on the closing price for the Paired Shares on February 25, 1998 plus a forward accretion, minus an adjustment to reflect distributions on the Paired Shares during the transaction period (such difference, the "Price Difference"). If the Price Difference is positive, Merrill Lynch International is obligated to deliver Paired Shares or cash to The Meditrust Companies equal in value to the aggregate Price Difference. If the Price Difference is negative, The Meditrust Companies are obligated to deliver additional Paired Shares equal in value to the aggregate Price Difference to Merrill Lynch International. In the event that the market price for the

Paired Shares at the time of settlement is lower than the Reference Price, The Meditrust Companies will have to deliver additional Paired Shares to Merrill Lynch International, which would have dilutive effects on the capital stock of The Meditrust Companies. Additionally, under certain adverse market conditions, Merrill Lynch International has the right to accelerate the settlement of all or a portion of the obligation under the Price Adjustment Agreement. Such early settlements may force The Meditrust Companies to issue Paired Shares at a depressed price, which may heighten the dilutive effects on the capital stock of The Meditrust Companies.


The Meditrust Companies Are Heavily Dependent on Health Care Related Properties and Will Need to Rely on New Members of Management as They Diversify Their Operations

     As of December 31, 1997, approximately 93% of The Meditrust Companies' real property portfolio was comprised of health care related real property. Recently, through acquisitions that are either pending, such as Cobblestone and La Quinta, or have been consummated, such as the IRI Acquisition, The Meditrust Companies have begun to diversify their operations as well as their real property portfolio. The Meditrust Companies are currently in the business of operating a race track acquired in November 1997 in the Santa Anita Merger, Meditrust purchased the IRI Golf Courses in February 1998, and, if the La Quinta and Cobblestone mergers are consummated, The Meditrust Companies will enter the hotel business and further develop their golf business. To the extent that The Meditrust Companies are successful in diversifying into new areas through acquisitions, it is likely that The Meditrust Companies will rely heavily upon the expertise of the existing management of the acquired businesses or will need to hire outside management to operate these diversified operations. No assurance can be given that The Meditrust Companies will be able to hire or retain experienced management to operate the businesses they acquire or propose to acquire, which could have a material adverse effect on The Meditrust Companies and their ability to make distributions to shareholders and to pay amounts due on their indebtedness.


Health Care Industry Risks

     Operating Risks. One of Meditrust's primary businesses is that of buying, selling, financing and leasing health care related properties. The risks of this business include, among other things: competition for tenants; competition from other health care financing providers, a number of which may have greater marketing, financial and other resources and experience than Meditrust; changes in government regulation of health care; changes in the availability and cost of insurance coverage; increases in operating costs due to inflation and other factors; changes in interest rates; the availability of financing; and adverse effects of general and local economic conditions.

     Concentration of Credit Risks. As of December 31, 1997, long-term care facilities comprised 51% of Meditrust's real estate investments, and Meditrust's investments in facilities of its three largest health care operators totaled approximately 39% of Meditrust's total real estate investments. Such a concentration in specific types of facilities, as well as in these operators, could have a material adverse effect on The Meditrust Companies.

     Government Regulation May Increase. The health care industry is subject to changing political, economic, regulatory and demographic influences that may affect the operators of health care facilities and providers. During the past several years, the health care industry has been subject to an increase in government regulation of, among other things, reimbursement rates and certain capital expenditures. Some elected officials have announced that they intend to examine certain aspects of the United States health care system, including proposals which may further increase governmental involvement in health care. For example, the President and Congress have in the past, and may in the future, propose health care reforms which could impose additional regulations on Meditrust and its operators (including Operating Company) or limit the amounts that operators may charge for services. Meditrust and the operators of its health care facilities are and will continue to be subject to varying degrees of regulation and licensing by health or social service agencies and other regulatory authorities in the various states and localities in which they operate or in which they will operate.

     Reliance on Third-Party Payors; Availability of Reimbursement. The cost of many of the services offered by the current operators of Meditrust health care facilities are reimbursed or paid for by third-party payors such as Medicare and Medicaid programs for elderly, low income and disabled patients and state Medicaid programs for managed care organizations. No assurance can be given that third-party reimbursement for Meditrust's operators will continue to be available or when reimbursement will be offered or that reimbursement rates will not be reduced. The increase in the number of providers contracting to provide per person fixed cost health care to a patient population has increased pressure on third party payors to lower costs.

     The foregoing factors could adversely affect the ability of the operators of Meditrust's health care facilities (including Operating Company) to generate revenues and make payments to Meditrust. This, in turn, could materially adversely affect The Meditrust Companies and their ability to make distributions to shareholders and to pay amounts due on their indebtedness.

Lodging Industry Risks

     In the event the proposed merger with La Quinta is consummated, The Meditrust Companies will have made a significant investment in hotels and related lodging facilities. If the La Quinta merger occurs, La Quinta will be operated as a business unit of Operating Company and its real estate assets will be owned by Meditrust.

     Competition. The results of operations of La Quinta hotels are subject to general economic conditions, competition, the desirability of particular locations, the relationship between supply of and demand for hotel rooms and other factors. La Quinta hotels generally operate in markets that contain numerous competitors, including a wide range of lodging facilities offering full-service, limited-service and all-suite lodging options to the public. The continued success of La Quinta's hotels will be dependent, in large part, upon their ability to compete in such areas as reasonableness of room rates, quality of accommodations, name recognition, service level and convenience of locations. Additionally, an increasing supply of hotel rooms in La Quinta's market segment and recent consolidations in the lodging industry generally resulting in the creation of several large, multi-branded hotel chains with diversified operations may adversely impact La Quinta's financial condition, results of operations and business. No assurance can be given that demographic, geographic or other changes in markets will not adversely affect the convenience or desirability of the locations of La Quinta's hotels. Furthermore, no assurance can be given that, in the markets in which La Quinta's hotels operate, competing hotels will not provide greater competition for guests than currently exists, and that new hotels will not enter such markets.

     Geographic Concentration. La Quinta's hotels are concentrated in the western and southern regions of the United States. As a result, La Quinta is sensitive to economic and competitive conditions in those regions.

     Extensive Employment and Other Governmental Regulations. The hotel business is subject to extensive federal, state and local regulatory requirements, including building and zoning requirements, all of which can prevent, delay, make uneconomical or significantly increase the cost of developing additional lodging facilities. In addition, La Quinta's hotels and Operating Company are subject to laws governing their relationship with employees, including minimum wage requirements, overtime, working conditions, work permit requirements and discrimination claims. If the merger with La Quinta is consummated, an increase in the minimum wage rate, employee benefit costs or other costs associated with employees could adversely affect The Meditrust Companies.

     Fluctuations in Operating Results. The lodging industry may be adversely affected by, among other things, changes in economic conditions, changes in local market conditions, oversupply of hotel space, a reduction in demand for hotel space in specific areas, changes in travel patterns, weather conditions, changes in governmental regulations that influence or determine wages, prices or construction costs, changes in interest rates, the availability of financing for operating or capital needs, and changes in real estate tax rates and other operating expenses. Room supply and demand historically have been sensitive to shifts in gross domestic product growth, which has resulted in cyclical changes in average daily room and occupancy rates. Due in part to the strong correlation between the lodging industry's performance and economic conditions, the lodging industry is subject to cyclical changes in revenues. In that regard, there can be no assurance that the recent strength in the lodging industry generally, or in the segment of the industry in which La Quinta operates, will not decline in the future. Furthermore, the lodging industry is seasonal in nature, with revenues typically higher in summer periods than in winter periods.

     Risks of Expansion Strategy. If the La Quinta merger is consummated, Meditrust intends to continue La Quinta's strategy of growth through both the construction of new lodging facilities and the opportunistic acquisition of existing lodging facilities. No assurance can be given that Meditrust will find suitable sites for construction or suitable properties for acquisition or that these sites and properties will not be acquired by competitors. Meditrust will incur certain costs in connection with the construction and acquisition of new properties and may be required to provide significant capital expenditures for conversions and upgrades when acquiring a property operating as other than a La Quinta[TM] brand property. No assurance can be given that any of the properties Meditrust may construct or acquire will be profitable following such construction or acquisition. The construction or acquisition of a property that is not profitable, or the acquisition or construction of a property that results in significant unanticipated conversion costs, or substantial construction cost overruns, could materially adversely affect The

Meditrust Companies and their ability to make distributions to shareholders and to pay amounts due on their indebtedness. Meditrust may in the future require additional financing in order to continue to make acquisitions and to fund construction costs of hotel properties. No assurance can be given that such additional financing will be available to Meditrust on acceptable terms or at all.

     Construction. If the La Quinta merger is consummated and Meditrust continues La Quinta's strategy of growing through new construction, Meditrust may from time to time experience shortages of materials or qualified tradespeople or volatile increases in the cost of certain construction materials or labor, resulting in longer than normal construction and remodeling periods, loss of revenue and increased costs. Meditrust will rely heavily on local contractors, who may be inadequately capitalized or understaffed. The inability or failure of one or more local contractors to perform may result in construction or remodeling delays, increased cost and loss of revenue.

     The foregoing factors could adversely affect La Quinta's operations which, in turn, could materially adversely affect The Meditrust Companies and their ability to make distributions to shareholders and to pay amounts due on their indebtedness.

Golf Course Industry Risks

     Upon consummation of the Cobblestone Merger, the acquisition of the IRI Golf Courses and the acquisition of thirteen additional golf courses from several different sellers, The Meditrust Companies will have made a significant investment in golf courses and related facilities. If the Cobblestone merger occurs, Cobblestone will be operated as a business unit of Operating Company and its real estate assets will be owned by Meditrust.

     Real Estate Investment Considerations. Investments in golf courses and related properties are subject to risks typically associated with investments in real estate. Revenue from golf courses may be affected by many factors, including changes in government regulations, general or local economic conditions, the available local supply of golf courses, a decrease in the number of people playing golf or adverse weather conditions. One factor specifically affecting real estate investments in golf facilities is the availability of water. A severe water shortage could adversely affect the revenue received from these investments.

     Geographic Concentration. The golf courses that The Meditrust Companies will acquire if the Cobblestone merger is consummated are generally located in sun-belt states. Nine golf facilities are located in Texas, seven in California, four in Arizona, three in Florida, two in Georgia and one in Virginia. The five golf courses acquired from IRI are all located in Texas. In addition, The Meditrust Companies have acquired a golf course in Virginia and have pending acquisitions from several different sellers of twelve more golf courses that are located in Florida, Georgia, New Jersey, North Carolina, Texas and Virginia. The geographic proximity of many of these golf courses may mean that adverse economic and/or weather conditions in the same geographic area could adversely affect the operating results of a large portion of The Meditrust Companies' golf course facilities.

     Competition. If the Cobblestone merger is consummated, Meditrust intends to continue to acquire golf courses. The Meditrust Companies will compete with several national and regional golf course companies for the purchase, lease and management of golf courses. No assurance can be given that suitable golf course acquisition opportunities will be available or that, because of competition from other purchasers or other reasons, Meditrust will be able to consummate acquisitions on satisfactory terms or at all or to obtain necessary acquisition financing. In addition, the acquisition of golf courses may become more expensive in the future if demand for properties increases.

     Cobblestone competes for the purchase, lease and management of golf courses with several national and regional golf course companies. Several of Cobblestone's national competitors have larger staffs and more golf courses currently owned, leased or under management than does Cobblestone. In addition, several of Cobblestone's national competitors and certain of its smaller, regional competitors have significantly greater capital resources than does Cobblestone.

     Golf courses are also subject to competition for players and members from other golf courses located in the same geographic areas. The number and quality of golf courses in a particular area could have a material adverse effect on the revenue of a golf course. The availability of sufficient acreage often limits the number of competing courses, particularly in metropolitan areas. However, the parts of Arizona and Texas in which many of Cobblestone's existing properties, and all of the IRI Golf Courses, are clustered have significant open land available, and there has been continued construction of both public and private golf facilities in those areas. In addition, revenue will be affected by a number of factors including, the demand for golf and the availability of other forms of recreation.

     Consumer Spending and Trends. The amount spent by consumers on discretionary items, such as those currently offered by, and those expected to be offered by, Cobblestone and IRI, has historically been dependent upon levels of discretionary income, which may be adversely affected by general economic conditions. A decrease in the number of golfers and in consumer spending on golf and golf associated activities could have a material adverse effect on the financial condition and results of operations of The Meditrust Companies' golf course business.

     The foregoing factors could adversely affect the operations of Cobblestone and the IRI Golf Courses, which, in turn, could materially adversely affect The Meditrust Companies and their ability to make distributions to shareholders and to pay amounts due on their indebtedness.

Horse Racing Industry Risks

     Regulation of Gaming Operations. Operating Company's pari-mutuel wagering operations at Santa Anita Park (the "Race Track"), conducted by Los Angeles Turf Club, Incorporated ("LATC"), a subsidiary of The Santa Anita Companies, Inc. (itself a subsidiary of Operating Company), depend upon the continued governmental acceptance of such operations as forms of legalized gaming. As a form of gaming, pari-mutuel wagering is subject to extensive licensing and regulatory control by the California Horse Racing Board (the "CHRB"). The CHRB has broad powers with respect to the licensing of gaming operations. It may revoke, suspend, condition or limit the gaming operations of Operating Company. Any such change in regulations may have a material adverse effect on The Meditrust Companies.

     Dependence on Relationship with Owners and Trainers Associations. LATC's horse racing operations require it to maintain good working relationships with the Thoroughbred Owners of California, or the "Owners Association", and the California Horsemen's Benevolent and Protective Association, or the "Trainers Association." If LATC cannot maintain working relationships with the Owners Association or the Trainers Association or finds itself unable to attract a sufficient number of horses to its live horse race meets, such events could have a material adverse effect on The Meditrust Companies.

     Competition. Thoroughbred horse racing, and gaming generally, are competitive industries. Operating Company competes in its markets with other horse racing facilities, off-track betting, state-run lotteries and Native American reservation gaming. Many of these competitors have resources that exceed those of The Meditrust Companies. Operating Company also competes locally with other sporting and entertainment businesses. Approval of legislation legalizing casinos and other forms of gaming or expansion of gaming at Native American reservations could increase competition for Operating Company. Operating Company also may face increasing competition from businesses accepting wagers by telephone and via the Internet.

     Declines in On-Track Attendance and Wagering Revenue. The Meditrust Companies believe that many horse racing tracks across the nation, including the Race Track, are experiencing declines in on-track attendance. In addition, Operating Company has experienced declining revenues from wagering in recent years. It cannot be assured that Operating Company will not experience further declines in on-track attendance and wagering revenues, which could have a material adverse effect on The Meditrust Companies. In that regard, the amount of rental revenues received by Meditrust from its lease of the Race Track to LATC is wholly dependent upon the level of racing activities and wagering.

     Seasonality. Operating Company has historically conducted a live thoroughbred horse racing meet at the Race Track each winter and has sublet the Race Track each fall for a live thoroughbred racing meet conducted by Oak Tree Racing Association. The winter and fall meets generate a substantial amount of Operating Company's horse racing revenue each year. As a result, Operating Company's horse racing activities are subject to significant seasonal variations in revenue and net income or loss.

Real Estate Investment Risks

     General Risks. Meditrust's investments (including those of La Quinta and Cobblestone, assuming consummation of their respective mergers) will be subject to the risks inherent in owning real estate. The underlying value of Meditrust's real estate investments and The Meditrust Companies' results of operations and ability to make distributions to their shareholders and pay amounts due on their indebtedness will depend on the ability of the lessees, the operators and Operating Company to operate Meditrust's properties in a manner sufficient to maintain or increase revenues and to generate sufficient revenues in excess of operating expenses to make rent payments under their leases or loan payments in respect of their loans from Meditrust.

   Results of operations of Meditrust's properties may also be adversely affected by, among other things:

   [bullet] changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics;

   [bullet] changes in interest rates and in the availability, cost and terms of financing;

   [bullet] the impact of present or future environmental legislation and compliance with environmental laws and other regulatory requirements;

   [bullet] the ongoing need for capital improvements, particularly in older structures;

   [bullet] changes in real estate tax rates and assessments and other operating expenses;

   [bullet] adverse changes in governmental rules and fiscal policies;

   [bullet] adverse changes in zoning and other land use laws; and

   [bullet] civil unrest, earthquakes and other natural disasters (which may result in uninsured losses) and other factors which are beyond its control.

     Value and Illiquidity of Real Estate. Real estate investments are relatively illiquid. Meditrust's ability to vary its portfolio in response to changes in economic and other conditions will therefore be limited. If Meditrust wants to sell an investment, no assurance can be given that Meditrust will be able to dispose of it in the time period it desires or that the sales price of any investment will recoup or exceed the amount of Meditrust's investment.

     Increases in Property Taxes Could Affect Ability to Make Expected Shareholder Distributions. Meditrust's health care facilities and real estate investments, La Quinta's and Cobblestone's properties and Meditrust's racing facilities are all subject to real property taxes. The real property taxes on properties in which Meditrust invests may increase or decrease as property tax rates change and as the value of the properties are assessed or reassessed by taxing authorities. In addition, as a result of acquisitions, certain of Meditrust's properties may be subject to reappraisal or reassessment. Increases in property taxes resulting from such reappraisals or reassessments may have an adverse effect on The Meditrust Companies and their ability to make distributions to shareholders and to pay amounts due on their indebtedness.

     Environmental Matters. The obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations, as well as the cost of complying with future legislation, may affect the operating costs of Meditrust and Operating Company. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on or under the property. Environmental laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances and whether or not such substances originated from the property. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect Meditrust's ability to borrow by using such real property as collateral.

     Persons who arrange for the transportation, disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of hazardous or toxic substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. Certain environmental laws and common law principles could be used to impose liability for releases of hazardous materials, including asbestos-containing materials or "ACMs", into the environment. In addition, third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released ACMs or other hazardous materials. Environmental laws may also impose restrictions on the use or transfer of property, and these restrictions may require expenditures. In connection with the ownership and operation of any of Meditrust's properties, Meditrust, Operating Company and the other lessees or operators of these properties may be liable for any such costs. The cost of defending against claims of liability or remediating contaminated property and the cost of complying with environmental laws could materially adversely affect The Meditrust Companies and their ability to make distributions to shareholders and to pay amounts due on their indebtedness.

     Compliance with the ADA May Affect Expected Distributions to Meditrust's Shareholders. Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. A determination that Meditrust or Operating

Company is not in compliance with the ADA could result in the imposition of fines and/or an award of damages to private litigants. If Meditrust or Operating Company were required to make modifications to comply with the ADA, there could be a material adverse effect on The Meditrust Companies and their ability to make distributions to shareholders and to pay amounts due on their indebtedness.

     Uninsured and Underinsured Losses. Each of Meditrust's leases and mortgage loans typically specifies that comprehensive insurance is to be maintained on each of the applicable properties, including liability, fire and extended coverage. Leases and loan documents for new investments (including those leased to Operating Company) typically contain similar provisions. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes and floods, that may be uninsurable or not economically insurable. The Meditrust Companies will use their discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to maintaining appropriate insurance coverage on the investments of Meditrust and Operating Company at a reasonable cost and on suitable terms. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of the lost investment and also may result in certain losses being totally uninsured. Inflation, changes in building codes, zoning or other land use ordinances, environmental considerations, lender imposed restrictions and other factors also might make it infeasible to use insurance proceeds to replace the property after such property has been damaged or destroyed. Under such circumstances, the insurance proceeds, if any, received by Meditrust or Operating Company might not be adequate to restore its economic position with respect to such property.

Real Estate Financing Risks

     Financing and Maturities. Meditrust is subject to the normal risks associated with debt and preferred stock financing, including the risk that Meditrust's cash flow will be insufficient to meet required payments of principal and interest and dividends, the risk that indebtedness on its properties, or unsecured indebtedness, will not be able to be renewed, repaid or refinanced when due or that the terms of any renewal or refinancing will not be as favorable as the terms of such indebtedness. If Meditrust were unable to refinance the indebtedness on acceptable terms, or at all, Meditrust might be forced to dispose of one or more of its properties on disadvantageous terms, which might result in losses to Meditrust, which losses could have a material adverse effect on Meditrust and its ability to make distributions to shareholders and to pay amounts due on its indebtedness. Furthermore, if a property is mortgaged to secure payment of indebtedness and Meditrust is unable to meet mortgage payments, the mortgagee could foreclose upon the property, appoint a receiver and receive an assignment of rents and leases or pursue other remedies, all with a consequent loss of revenues and asset value to Meditrust. Foreclosures could also create taxable income without accompanying cash proceeds, thereby hindering Meditrust's ability to meet the REIT distribution requirements of the Code.

     Risk of Rising Interest Rates. Meditrust has incurred and expects in the future to incur indebtedness which bears interest at variable rates. Accordingly, increases in interest rates would increase Meditrust's interest costs (to the extent that the related indebtedness was not protected by interest rate protection arrangements), which could have a material adverse effect on Meditrust and its ability to make distributions to shareholders and to pay amounts due on its indebtedness or cause Meditrust to be in default under certain debt instruments (including certain debt securities). In addition, an increase in market interest rates may lead holders of the Paired Shares to demand a higher yield on their Paired Shares from distributions by The Meditrust Companies, which could adversely affect the market price for the Paired Shares and could also adversely affect the market price of any preferred stock issued by either of The Meditrust Companies.

     Additional Debt. Meditrust currently funds acquisition opportunities partially through borrowings (including its lines of credit). The organizational documents of Meditrust do not contain any limitation on the amount of indebtedness that Meditrust may incur. Accordingly, Meditrust could become more highly leveraged, resulting in an increase in debt service, which could have a material adverse effect on Meditrust and its ability to make distributions to shareholders and to pay amounts due on its indebtedness and in an increased risk of default on its obligations.

Employment and Other Governmental Regulation

     The health care, golf, hotel, race track and related businesses of The Meditrust Companies are subject to varying degrees to extensive federal, state and local regulatory requirements, including building and zoning requirements, all of which can prevent, delay, make uneconomical or significantly increase the cost of developing and maintaining existing and additional facilities or properties in the health care, golf, hotel, race track and related businesses. In addition, La Quinta, Cobblestone and The Meditrust Companies are subject to laws governing their relationship with employees, including minimum wage requirements, overtime, working conditions, work permit requirements and discrimination claims. An increase in the minimum wage rate, employee benefit costs or other costs associated with employees could adversely affect The Meditrust Companies and their ability to make distributions to shareholders and to pay amounts due on their indebtedness.

ERISA Plans May Be Affected by Certain Ownership of REIT Securities

     The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and section 4975 of the Code prohibit certain transactions that involve (i) certain pension, profit-sharing, employee benefit, or retirement plans or individual retirement accounts (each, a "Plan") and (ii) the assets of a Plan, on the one hand, and a "party in interest" or "disqualified person" with respect to such Plan, on the other hand. A "party in interest" or "disqualified person" with respect to a Plan will be subject to (x) an initial 15% excise tax on the amount involved in any prohibited transaction involving the assets of the Plan and (y) an excise tax equal to 100% of the amount involved if any prohibited transaction is not corrected. Consequently, the fiduciary of a Plan contemplating an investment in Shares offered by any prospectus supplement should consider whether The Meditrust Companies, any other person associated with the issuance of the Shares offered by any prospectus supplement, or any affiliate of the foregoing is or might become a "party in interest" or "disqualified person" with respect to the Plan. In such a case, the acquisition or holding of Shares offered by any prospectus supplement by or on behalf of the Plan could be considered to give rise to a prohibited transaction under ERISA and the Code.

     Regulations of the Department of Labor that define "plan assets" provide that in some situations, when a Plan acquires an equity interest in an entity, the Plan's assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless one or more exceptions specified in the plan asset regulations are satisfied. In such a case, certain transactions that The Meditrust Companies might enter into in the ordinary course of their business and operations might constitute "prohibited transactions" under ERISA and the Code.

Substantial Leverage Risks

     Meditrust has substantial leverage. The degree of leverage of Meditrust could have important consequences to investors, including the following: (i) Meditrust's ability to obtain additional financing may be impaired, both currently and in the future; (ii) a substantial portion of Meditrust's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to Meditrust for other purposes; (iii) as described below, certain of Meditrust's borrowings are and will continue to be at variable rates of interest, which exposes Meditrust to the risk of increased interest rates; (iv) Meditrust may be substantially more leveraged than certain of its competitors, which may place Meditrust at a competitive disadvantage; and (v) Meditrust's substantial degree of leverage may limit its flexibility to adjust to changing market conditions, reduce its ability to withstand competitive pressures and make it more vulnerable to a downturn in general economic conditions or its business.

     Following the consummation of the La Quinta and Cobblestone mergers, The Meditrust Companies will have approximately $3.24 billion of pro forma combined total indebtedness as compared to combined total indebtedness of The Meditrust Companies, without giving effect to the La Quinta and Cobblestone acquisitions, of approximately $1.24 billion at that date. The Meditrust Companies also have filed a Registration Statement on Form S-3 for the issuance of up to $2 billion in debt and equity securities, all or a portion of which may be issued as debt. See "The Meditrust Companies--Recent Developments--Shelf Registration Statement". The Meditrust Companies' credit facilities bear interest at variable rates based, in part, on The Meditrust Companies' leverage ratio. Consequently, the incurrence of indebtedness if the La Quinta and Cobblestone acquisitions are consummated, Meditrust's subsequent distribution of inherited earnings and profits in connection with the La Quinta Merger (see "--REIT Tax Risks; Paired Share REIT Tax Risks--Requirement to Distribute Accumulated Earnings and Profits"), the issuance of additional debt securities and the resulting increase in the leverage ratio will result in increased interest expense under The Meditrust Companies' credit facilities. In addition, increases in market interest rates will also result in increased borrowing cost for The Meditrust Companies, which may adversely affect The Meditrust Companies and their ability to make distributions to shareholders and to pay amounts due on their indebtedness.

     The foregoing risks associated with the debt obligations of The Meditrust Companies may adversely affect the market price of Shares offered by any prospectus supplement and may inhibit the ability of The Meditrust Companies to raise capital in both the public and private markets.

Risks Related to Restrictions on Dividends and Distributions; Risks Relating to Restrictive Debt Covenants and Compliance with Debt Instruments

     The Meditrust Companies and their subsidiaries are or in the future may become parties to agreements and debt instruments which restrict or prevent the payment of dividends on, or the purchase or redemption of, the Paired Shares, preferred stock or series common stock, including indirect restrictions (through, for example, covenants requiring the maintenance of specified levels of net worth) and direct restrictions. In particular, Meditrust is currently a party to revolving loan agreements (the "Revolving Loan Agreements") which permit borrowings in an aggregate amount of up to $365 million with Fleet National Bank, as agent for certain other financial institutions, and with Via Banque. The Revolving Loan Agreements provide that Meditrust shall not declare or pay any dividends (other than a dividend payable in capital stock of The Meditrust Companies) on any of its capital stock if such action would constitute an event of default or an event which, with the giving of notice or lapse of time or both, would constitute an event of default under the Revolving Loan Agreements or any other material agreement to which Meditrust is a party. Events of default under the Revolving Loan Agreements include, among other things, failure by Meditrust to comply with certain financial covenants relating to cash flow coverage, combined tangible net worth, and a ratio of total liabilities to combined financial net worth. Other events of default under the Revolving Loan Agreements include failure to pay principal, interest, fees or reimbursements under letters of credit when due; certain events of bankruptcy or insolvency or creditor actions with respect to Meditrust and its subsidiaries; breach of any of the representations, warranties or covenants under the Revolving Loan Agreements; certain monetary defaults under other debt instruments of Meditrust; failure to pay all amounts due under the Revolving Loan Agreements upon the sale or permanent disposition of an operator of Meditrust's properties who operates more than a specified percentage of Meditrust's properties; or the occurrence of events of default under any of the other documents relating to the Revolving Loan Agreements. Likewise, Meditrust has previously issued debt securities under several indentures (each, an "Existing Indenture"). As of December 31, 1997, approximately $1,134,594,000 of borrowings were outstanding under the Existing Indentures. Each Existing Indenture provides that Meditrust may not pay dividends on any of its capital stock (other than dividends payable in capital stock) if at the time of such action an event of default under such Existing Indenture has occurred and is continuing or would exist immediately after giving effect to such action. Events of default under the Existing Indentures include a failure by Meditrust, after the expiration of any applicable grace period, to pay principal or interest when due, failure by Meditrust after expiration of a grace period to comply with any agreements in the Existing Indentures, events of default under any other debt instruments of Meditrust or its subsidiaries if any such event of default results from either the failure to pay such other indebtedness when due or acceleration of such other indebtedness, and the commencement of voluntary or involuntary bankruptcy or similar proceedings with respect to Meditrust. As a result of the foregoing, in the event of a deterioration in the financial condition or results of operations of Meditrust or Operating Company, the terms of the Revolving Loan Agreements, the Existing Indentures or other instruments or agreements to which The Meditrust Companies or their subsidiaries are or may in the future become parties could limit or prohibit the payment of dividends on Paired Shares offered by any prospectus supplement. Any such limitation or prohibition could have a material adverse effect on the market price of the Paired Shares. Moreover, any failure of Meditrust to pay dividends as required by the Code, whether as a result of restrictive covenants in its debt instruments or otherwise, would result in the loss of its status as a real estate investment trust under the Code, which would have a material adverse effect on The Meditrust Companies and their ability to make distributions to shareholders and to pay amounts due on their indebtedness.

     Debt instruments (including the Revolving Loan Agreements and the Existing Indentures) to which Meditrust is currently a party and to which Meditrust and/or Operating Company may in the future become parties contain and may contain a number of significant covenants that, among other things, restrict in varying degrees the applicable Meditrust Company from disposing of assets, incurring additional indebtedness, repaying other indebtedness, paying dividends, creating liens on assets, entering into leases, making investments, loans or advances, making acquisitions, engaging in mergers or consolidations, engaging in certain transactions with affiliates and certain other corporate activities.

     A Meditrust Company's ability to remain in compliance with certain such covenants will depend upon, among other things, its results of operations and may be affected by events beyond its control, including economic, financial and industry conditions. Accordingly, there can be no assurance that The Meditrust Companies will remain in compliance with such agreements and covenants. In the event of a default under such instruments or agreements relating to any indebtedness of the applicable Meditrust Company, the holders of such indebtedness generally will be able to declare all such indebtedness, together with accrued interest thereon, to be due and payable immediately and, in the case of collateralized indebtedness, to proceed against their collateral. In addition, default under one debt instrument could in turn permit lenders under other debt instruments to declare borrowings outstanding thereunder to be due and payable pursuant to cross-default clauses. Accordingly, the occurrence of a default under any debt instrument could have a material adverse effect on The Meditrust Companies.

Financing Risks Relating to Proposed La Quinta and Cobblestone Acquisitions

     Although the Cobblestone and La Quinta mergers will be financed largely through the issuance of Paired Shares, The Meditrust Companies are exploring various alternative means to most effectively finance the cash that will be payable in connection with the La Quinta merger and the Cobblestone merger, including costs associated with the earnings and profits distribution (see "--REIT Tax Risks; Paired Share REIT Tax Risks" above), the cash consideration to be paid in the La Quinta merger pursuant to cash elections by La Quinta shareholders and the other costs associated with the proposed mergers, such as the refinancing and assumption of certain La Quinta debt and the repayment of certain Cobblestone debt. This financing may consist of, among other things, public or private offerings of equity or debt securities, borrowings under the Revolving Loan Agreements, or a combination thereof. No assurance can be given, however, that The Meditrust Companies will successfully obtain the financing necessary to consummate the mergers, or if obtained, that such financing will be on terms and conditions favorable to The Meditrust Companies. The Meditrust Companies' obligations under the La Quinta merger agreement and the Cobblestone merger agreement are not conditioned on the obtaining of financing.

Possible Effects of Failure to Consummate the Pending Acquisitions

     It cannot be assured that the mergers with La Quinta and Cobblestone will be completed. The Meditrust Companies have incurred substantial expenses in connection with the proposed acquisition of La Quinta and Cobblestone. The Meditrust Companies may also be responsible for a sizable termination fee, under certain circumstances, if the La Quinta merger does not occur. The La Quinta merger agreement provides that a termination fee of $75 million may be payable by La Quinta or Meditrust, as the case may be, in the event that the merger agreement is terminated for certain reasons or certain other events occur under the merger agreement. In addition, if the Cobblestone acquisition is not consummated, Cobblestone's expertise in developing, operating and managing golf courses would not be available to The Meditrust Companies.

Restrictions on Transfer of Capital Stock; Repurchase of Capital Stock

     In order to qualify as a REIT under the Code, Meditrust's capital stock must be held by 100 or more shareholders and more than 50% of its capital stock may not be held by five or fewer individuals (taking into account applicable attribution of ownership rules). The Meditrust Companies' respective by-laws contain provisions intended to preserve the status of Meditrust as a REIT for federal income tax purposes. Among other things, the by-laws of each Meditrust Company provide that, if its Board of Directors shall at any time be of the opinion that direct or indirect ownership of shares of its capital stock has or may become concentrated to an extent that would cause Meditrust to fail to qualify or to be disqualified as a REIT under the Code, or to an extent that would cause any rent to be paid to Meditrust to fail to qualify or to be disqualified as rent from real property for purposes of the Code, the Board of Directors of such Meditrust Company may call for the purchase from any shareholder of such Meditrust Company such number of shares sufficient, in the opinion of the Board of Directors, to maintain or bring the direct or indirect ownership of shares of stock of such Meditrust Company into conformity with the requirements of the Code. The purchase price for the shares called for purchase shall be equal to the fair market value of such shares as reflected in the closing price for such shares on the principal stock exchange on which such shares are listed or, if such shares are not listed, then the last bid quotation for shares of such stock as of the close of business on the date fixed by the Board of Directors for such purchase or, if no quotation for the shares is available, as determined in good faith by the Board of Directors. From and after the date fixed for purchase by the Board of Directors as aforesaid, the holders of any shares so called for purchase shall cease to be entitled to dividends, voting rights and other benefits with respect to such shares, excepting only the right to payment of the purchase price fixed as aforesaid. Such purchase price may be paid in cash or, at the option of the Board of Directors, in the form of subordinated indebtedness equal to the purchase price of the shares (less amounts paid in cash, if any), which subordinated indebtedness shall have such other terms as may be determined by the Board of Directors. In addition, the by-laws of each Meditrust Company provide that such Meditrust Company may refuse to transfer shares of stock to any person whose acquisition of such shares would, in the opinion of its Board of Directors, result in Meditrust being unable to conform to the requirements of the Code referred to above. The by-laws also provide that any transfer of shares that would prevent Meditrust from continuing to be qualified as a REIT under the Code shall be void and the intended transferee of such shares shall be deemed never to have had an interest therein. If the foregoing provision is determined to be invalid, the by-laws also provide that the transferee of such shares shall be deemed to have acted as agent on behalf of Meditrust or Operating Company, as applicable, in acquiring such shares and to hold such shares on behalf of Meditrust or Operating Company, as applicable.

Year 2000 Issues

     The Meditrust Companies have begun the process of identifying, evaluating and implementing changes to computer programs necessary to address the year 2000 issue. This issue affects computer systems that have programs that may not properly recognize the year 2000. This could result in system failures or miscalculations. The Meditrust Companies are currently addressing their internal year 2000 issues, with modifications to existing programs and conversions to new programs. The Meditrust Companies are also communicating with financial institutions, software vendors and others with which they conduct business to help them identify and resolve the year 2000 issue. The total cost of converting all internal systems has not been completely quantified, but it is not expected to be a material cost. However, no estimates can be made as to the potential adverse impact that may result from the financial institutions, software vendors and others with which the Companies conduct business. Costs related to the year 2000 issue are being expensed as incurred.

Cautionary Statements Concerning Forward-Looking Statements

     Any statements in this Prospectus or any prospectus supplement, including any statements in the documents that are incorporated by reference as set forth on page 2 under "Available Information," that are not strictly historical are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any such forward-looking statements contained or incorporated by reference herein or in any prospectus supplement should not be relied upon as predictions of future events. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "pro forma," "estimates" or "anticipates" or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans, intentions or anticipated or projected events, results or conditions. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and they may be incapable of being realized. Such forward-looking statements include statements with respect to (i) the declaration or payment of distributions by the Meditrust Companies, (ii) the ownership, management and operation of hotels, golf courses, health care related facilities, race tracks and other properties, including the integration of the acquisitions effected or proposed by The Meditrust Companies, (iii) potential acquisitions or dispositions of properties, assets or other public or private companies by The Meditrust Companies, including the acquisitions of La Quinta and Cobblestone,
(iv) the policies of The Meditrust Companies and (if the mergers with La Quinta and Cobblestone are consummated) La Quinta and Cobblestone regarding investments, acquisitions, dispositions, financings, conflicts of interest and other matters, (v) the qualification of Meditrust and Meditrust's Predecessor as a REIT under the Code and the "grandfathering" rules under Section 269B of the Code, (vi) the health care, real estate, golf and lodging industries and real estate markets in general, (vii) the availability of debt and equity financing, (viii) interest rates, (ix) general economic conditions, (x) supply and customer demand, (xi) trends affecting The Meditrust Companies, and, if the mergers are consummated, La Quinta's and Cobblestone's financial condition or results of operations, (xii) the effect of acquisitions (including the proposed La Quinta and Cobblestone acquisitions) on capitalization and financial flexibility, (xiii) the anticipated performance of The Meditrust Companies and of acquired properties and businesses, including, without limitation, statements regarding anticipated revenues, cash flows, funds from operations, EBITDA, operating or profit margins and sensitivity to economic downturns or anticipated growth or improvements in any of the foregoing, (xiv) conditions or prospects in the health care, lodging, golf and other industries, including anticipated growth of profitability, and the sensitivity of certain segments of those industries to economic downturns, (xv) the ability of The Meditrust Companies and of acquired properties and businesses to grow (including La Quinta's ability to renovate hotels and open new hotels as planned), (xvi) Meditrust's funds from operations payout ratio after giving effect to anticipated acquisitions and (xvii) proposed tax legislation that, if enacted, may adversely affect The Meditrust Companies. Shareholders are cautioned that, while forward looking statements reflect the respective companies' good faith beliefs, they are not guarantees of future performance and they involve known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. The information contained or incorporated by reference in this Prospectus or any prospectus supplement hereto, including without limitation the information set forth in "Risk Factors" or in any risk factors included in a prospectus supplement hereto or in documents that are incorporated by reference in this Prospectus or any prospectus supplement hereto, identifies important factors that could cause such differences. The Meditrust Companies undertake no obligations to publicly release the results of any revisions to these forward-looking statements that may reflect any future events or circumstances.

                            THE MEDITRUST COMPANIES


Overview

     Meditrust is a Delaware corporation that qualifies as a REIT under the Code. Meditrust has historically invested primarily in health care related real property. Meditrust also invests in other entities outside of the United States which make similar health care related real property investments. In addition to its health care related real property investments, Meditrust owns Santa Anita Park in California.

     Operating Company is a Delaware corporation which currently operates the thoroughbred horse racing business at Santa Anita Park.

     Meditrust and Operating Company have an organizational structure called a "paired share structure" such that the shares of capital stock of both companies trade and are transferable as a single unit. The paired share structure allows the shareholders of The Meditrust Companies to enjoy the economic benefits of owning both a company that owns and leases real estate and a company that operates businesses that use real estate. Currently, this structure generally permits the combined companies to reduce the amount of payments to third parties who traditionally would operate the businesses conducted on the REIT's real estate for a fee because the Operating Company is permitted to operate such businesses and receive the operating and management fees that would otherwise be paid to the third party. There are currently pending legislative proposals, however, which, if enacted, could substantially limit The Meditrust Companies' ability to use the paired share structure in the future. See "Risk Factors--REIT Tax Risks; Paired Share REIT Tax Risks."

     On November 5, 1997 the predecessors of Meditrust and Operating Company merged with and into Santa Anita Realty Enterprises, Inc. and Santa Anita Operating Company, respectively, which had been operating under the paired share structure. Upon consummation of the Santa Anita Mergers, Santa Anita Realty changed its name to "Meditrust Corporation" and Santa Anita Operating changed its name to "Meditrust Operating Company."

     Meditrust Corporation's principal executive offices are located at 197 First Avenue, Suite 300, Needham Heights, Massachusetts 02194, and the telephone number is (781) 433-6000. Meditrust Operating Company's principal executive offices are located at 197 First Avenue, Suite 100, Needham Heights, Massachusetts 02194, and the telephone number is (781) 453-8062.

Recent Developments

     La Quinta Merger. On January 3, 1998, The Meditrust Companies entered into a merger agreement with La Quinta pursuant to which La Quinta will merge with and into Meditrust with Meditrust being the surviving corporation (the "La Quinta Merger"). If the La Quinta merger is consummated, holders of La Quinta common stock will receive in exchange therefor newly-issued Paired Shares of The Meditrust Companies, cash or a combination thereof, with an aggregate value of approximately $2.1 billion, subject to certain adjustments. In addition, Meditrust will assume approximately $900 million of La Quinta's existing indebtedness.

     La Quinta is a fully-integrated lodging company that focuses on the ownership, operation and development of its two hotel products: (i) La Quinta Inns, a chain positioned in the mid-price segment without food and beverage facilities, and (ii) La Quinta Inn & Suites, a new concept positioned at the upper end of the mid-price segment without food and beverage facilities. As of April 22, 1998, La Quinta owned and operated 274 hotels with a total of over 35,000 rooms.

     The La Quinta Merger is expected to close in the second quarter of 1998 and is subject to various conditions, including approval of the La Quinta Merger by two-thirds of the outstanding shares of La Quinta common stock and by a majority of the outstanding shares of Meditrust, and approval from various regulatory agencies. On May 18, 1998, The Meditrust Companies filed Pre-Effective Amendment No. 4 to their Joint Registration Statement on Form S-4 (the "La Quinta Registration Statement"), in connection with the pending La Quinta Merger. On May 18, 1998, the Securities and Exchange Commission declared the La Quinta Registration Statement effective and on May 20, 1998, The Meditrust Companies and La Quinta began mailing out to their shareholders the Joint Proxy Statement/ Prospectus contained in the La Quinta Registration Statement.

     Cobblestone Merger. On January 11, 1998, The Meditrust Companies entered into a merger agreement with Cobblestone pursuant to which Cobblestone will merge with and into Meditrust with Meditrust being the surviving corporation (the "Cobblestone Merger"). Pursuant to the merger agreement, upon the closing of the Cobblestone

Merger holders of all of the outstanding preferred and common stock of Cobblestone will receive in exchange therefor newly-issued Paired Shares of The Meditrust Companies, which Paired Shares are being offered for resale by the Selling Stockholders pursuant to this Prospectus. In addition, under the terms of the Cobblestone merger agreement, approximately $169 million of Cobblestone debt and associated costs will be refinanced. The Cobblestone Merger has been approved by the requisite holders of the preferred and common stock of Cobblestone, and is expected by The Meditrust Companies to close in the second quarter of 1998.

     The number of Paired Shares issuable in connection with the Cobblestone Merger is subject to adjustment as described in the Cobblestone merger agreement based on a number of factors, including the average per share closing price of the Paired Shares on the NYSE for the five trading day period ending on the third trading day prior to the closing date of the Cobblestone Merger (the "Average Closing Price"). The Meditrust Companies currently expect to issue to the Selling Stockholders at closing approximately 8,200,000 Paired Shares with an aggregate market value of approximately $231,100,000 (assuming the Average Closing Price is equal to $28.1875, the closing price of the Paired Shares on the NYSE on May 22, 1998). The actual number of Paired Shares issued at closing and the related aggregate market value could be materially more or less than such estimates.

     Cobblestone is a privately-held company and one of the leading owners and operators of golf courses in the United States. Cobblestone has a portfolio of 26 facilities with 31 courses in major golf markets in Arizona, California, Florida, Georgia, Texas and Virginia. The portfolio includes 11 private country clubs, 7 semi-private clubs and 8 daily fee courses.

     On March 6, 1998, Meditrust entered into an agreement to acquire five golf courses from IRI, a privately held owner and manager of golf facilities, for $41 million in cash. Meditrust completed the acquisition of three of the courses on the same date, and the acquisitions of the other two courses closed shortly threafter. Prior to the consummation of the Cobblestone Merger, these golf courses will be managed by Cobblestone. IRI and Cobblestone also announced a new strategic alliance under which IRI will develop and build new courses to be owned and operated by Cobblestone. In addition, Meditrust acquired an 18-hole golf course facility in Virginia on May 4, 1998, for $8.65 million in cash, and has agreed to acquire a total of twelve additional golf courses from several different sellers for an aggregate of $130 million in cash. There can be no assurance that these pending acquisitions will be completed.

     Forward Equity Placement. On February 26, 1998, The Meditrust Companies entered into two transactions with Merrill Lynch International, a UK-based broker/dealer subsidiary of Merrill Lynch. Pursuant to the terms of a stock purchase agreement, Merrill Lynch International agreed to purchase 8,500,000 shares of Series A Non-Voting Convertible Common Stock (the "Series A Stock") from The Meditrust Companies at a purchase price of $32.625 per share. The Series A Stock, which was issued on February 27, 1998, is initially non-voting and will convert into voting Paired Shares on the earlier of (a) the business day following the date on which shareholders of The Meditrust Companies have approved the La Quinta Merger or (b) the date of any termination of the La Quinta merger agreement. Additionally, pursuant to the stock purchase agreement, Merrill Lynch International is prohibited from disposing of these Paired Shares during the period in which the Meeting Date Price (as defined in the La Quinta merger agreement) is determined. Pursuant to the terms of a purchase price adjustment agreement, The Meditrust Companies will, within one year from the date of the purchase of the Series A Stock, adjust the original purchase price per share based on a decrease in market price of the Paired Shares at the time of the adjustment, by receiving Paired Shares or cash from Merrill Lynch International or by issuing additional Paired Shares to Merrill Lynch International. See "Risk Factors--Potential Dilutive Effect of Issuance by The Meditrust Companies of Capital Stock with Purchase Price Adjustment Mechanism."

     Shelf Registration Statement. On May 22, 1998, The Meditrust Companies filed Pre-Effective Amendment No. 3 to their Joint Registration Statement on Form S-3 relating to the proposed offering from time to time of shares of common and preferred stock of The Meditrust Companies with an aggregate offering price of up to $2,000,000,000. Such securities will be offered in amounts, at prices and on terms to be determined at the time of offering. See "Risk Factors--Financing Risks Relating to Proposed La Quinta and Cobblestone Acquisitions."

                         DESCRIPTION OF CAPITAL STOCK


Authorized Capital Stock

     Each of The Meditrust Companies' authorized capital stock consists of 270,000,000 shares of common stock, par value $.10 per share, 30,000,000 shares of series common stock, par value $.10 per share and 6,000,000 shares of preferred stock, par value $.10 per share. The board of directors of each company is authorized, without further shareholder approval, to issue the preferred stock from time to time in one or more series, and to determine the provisions applicable to each series, including the number of shares, dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences. Such preferred shares may be subject to the pairing agreement described below.

     The Meditrust Companies Paired Shares are traded on the NYSE under the ticker symbol "MT." As of May 20, 1998 there were 89,875,628 shares of Meditrust Common Stock issued and outstanding, 88,570,251 shares of Operating Common Stock issued and outstanding and 8,500,000 shares of Series A Non-Voting Convertible Common Stock of each of Meditrust and Operating Company (described below) issued and outstanding. No shares of preferred stock were issued and outstanding.

Common Stock

     Subject to provisions of law and the preferences of any series of preferred stock which may be issued, holders of the Paired Shares are entitled to receive dividends at times and in amounts as are declared from time to time by The Meditrust board of directors or the Operating Company board of directors out of funds legally available for dividends. To maintain eligibility as a REIT, Meditrust must in general distribute to its shareholders at least 95% of its "real estate investment trust taxable income" before deduction of dividends paid (less any net long-term capital gain and certain other adjustments). See "Certain Federal Income Tax Consideration--REIT Qualifications of the Corporation."

     Holders of Paired Shares are entitled to one vote for each share held on each matter submitted to a shareholder vote. Except as otherwise provided by law, or by the certificates of incorporation or by resolutions of the boards of directors of The Meditrust Companies providing for the issuance of any series of preferred stock, the holders of the Paired Shares have sole voting power.

Series Common Stock

     Series common stock may be issued from time to time in one or more series. The boards of directors of The Meditrust Companies are authorized to fix or alter the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences of any wholly unissued series of series common stock and the number of shares constituting any such series and the designation thereof, or all or any of them.

     Meditrust and Operating Company have each designated 10,000,000 shares of series common stock as "Series A Non-Voting Convertible Common Stock" which are paired in units consisting of one share of Series A Non-Voting Convertible Common Stock for each company. The holders of paired shares of Series A Non-Voting Convertible Common Stock shall have the same rights and privileges as the holders of Paired Shares, including dividend and liquidation rights, except that they have no right to vote. The paired shares of Series A Non-Voting Convertible Common Stock will convert into Paired Shares on the earlier of (i) the next business day after Meditrust and Operating Company shareholders approve the La Quinta Merger or (ii) the date that the La Quinta merger agreement is terminated. See "Risk Factors--Potential Dilutive Effect of Issuance by The Meditrust Companies of Capital Stock with Purchase Price Adjustment Mechanism."

Preferred Stock

     Each of the Meditrust board of directors and the Operating Company board of directors is authorized to issue shares of preferred stock in one or more series, to establish the number of shares in each series and to fix the designation, powers, preferences and rights of each such series and the qualifications, limitations or restrictions thereof. Because each of the Meditrust board of directors and the Operating Company board of directors has the power to establish the preferences and rights of each class or series of preferred stock, each such board may afford the shareholders of any series or class of preferred stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of shares of Meditrust Common Stock or Operating Company Common Stock, respectively. The issuance of shares of preferred stock could have the effect of delaying or preventing a change in control of The Meditrust Companies.

Rights Agreement and Certain Other Anti-Takeover Provisions

     Meditrust has in effect a shareholder rights plan which is summarized under the heading "Description of Capital Stock of the Santa Anita Companies--Rights Agreement" in the Santa Anita S-4, incorporated herein by reference. This rights plan could make it more difficult for a third party to gain control of The Meditrust Companies, and could have the effect of delaying or preventing a merger, tender offer or other attempt to take over The Meditrust Companies.

     Certain provisions of DGCL and the certificates of incorporation and by-laws of The Meditrust Companies could have a potential for similar anti-takeover effects. These provisions are summarized under "The Mergers-- Material Differences in the Rights of Shareholders of The Santa Anita Companies and Meditrust and MAC--Fair Price Provisions and Shareholder Rights Plan" and "--Business Combinations with Interested Stockholders" in the Santa Anita S-4. See "Available Information."

The Pairing

     Pursuant to a pairing agreement by and between Meditrust and Operating Company, dated as of December 20, 1979, as amended, the shares of capital stock of Meditrust and Operating Company are transferable and tradeable only in combination as units, each unit consisting of one share of Meditrust stock and one share of Operating Company stock. These restrictions on the transfer of shares of Meditrust stock and Operating Company stock are imposed by The Meditrust Companies' By-laws. The pairing is evidenced by "back-to-back" stock certificates; that is, certificates evidencing shares of Operating Company stock are printed on the reverse side of certificates evidencing shares of Meditrust stock. The certificates bear a legend referring to the restrictions on transfer imposed by The Meditrust Companies' By-laws. To permit proper allocation of the consideration received in connection with the sale of Paired Shares, the pairing agreement provides that Meditrust and Operating Company shall, as decided from time to time but not less than once a year, jointly make arrangements to determine the relative value of the stock of each company.

Restrictions on Transfers

     Under the Code, Meditrust may not own, directly or indirectly, after application of the attribution rules of the Code, 10% or more of the outstanding shares of Operating Company Common Stock, if Meditrust is to qualify as a REIT. Moreover, Meditrust Common Stock must be held by 100 or more shareholders and 50% or more of the Meditrust Common Stock may not be held by or for five or fewer individuals. The Meditrust Companies' By-laws provide that any transfer of shares which would cause a shareholder to own, as determined under the provisions of the Code, such an amount of the outstanding voting power or total number of outstanding shares as would cause Meditrust not to be in conformance with the requirements of the Code shall be void; or, if such provision is determined to be invalid, the transferee of such shares shall be deemed to have acted as agent on behalf of Meditrust or Operating Company, as applicable, in acquiring such shares and to hold such shares on behalf of Meditrust or Operating Company, as applicable. In addition, The Meditrust Companies' By-laws provide that if a shareholder obtained or obtains any ownership interest which is not in conformity with the requirements of the Code pertaining to a REIT, the board of directors of Meditrust or Operating Company may call for the purchase from such shareholder of such number of shares sufficient to reduce his holdings to conform to the requirements of the Code. The purchase price for the shares called for purchase shall be equal to the fair market value of such shares as reflected in the closing price for such shares on the principal stock exchange on which such shares are listed, or if such shares are not listed, then the last bid quotation for shares of such stock as of the close of business on the date fixed by the board of directors for such purchase. See "Certain Federal Income Tax Considerations--REIT Qualification of the Corporation." See also "Risk Factors--Restrictions on Transfers of Capital Stock; Repurchases of Capital Stock."

Registrar and Transfer Agent

     The Meditrust Companies' Registrar and Transfer Agent is State Street Bank and Trust Company.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a brief and general summary of the material Federal income tax considerations of an investment in the Paired Shares to the extent those considerations relate to the federal income taxation of Meditrust, Operating Company and U.S. Stockholders (as defined below) that hold the Paired Shares as capital assets. For the particular provisions that govern Federal income tax treatment of Meditrust and its stockholders, reference is made to Sections 856 through 860 of the Code and the regulations thereunder. The following summary is qualified in its entirety by such reference.

     The statements in this discussion are based on current provisions of the Code, Treasury Regulations, the legislative history of the Code, existing administrative rulings and practices of the Internal Revenue Service (the "IRS"), and judicial decisions. No assurance can be given that future legislative, judicial or administrative actions or decisions, which may be retroactive in effect, will not affect the accuracy of any statements in this Registration Statement with respect to the transaction entered into or contemplated prior to the effective date of such changes.

     EACH INVESTOR IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF AN INVESTMENT IN THE MEDITRUST COMPANIES' SECURITIES.

REIT Qualification of Meditrust

     General. Meditrust believes that, prior to the consummation of the La Quinta and Cobblestone Mergers, Meditrust qualified as a REIT. Meditrust intends to operate following these mergers in a manner so that it will continue to qualify as a REIT. If Meditrust failed to qualify as a REIT in any taxable year, it would be subject to federal income taxation as if it were a domestic corporation, and its stockholders would be taxed in the same manner as stockholders of ordinary corporations. In this event, Meditrust could be subject to potentially significant tax liabilities, and the amount of cash available for distribution to stockholders would be reduced and possibly eliminated. Unless entitled to relief under certain Code provisions, Meditrust also would be disqualified from re-electing REIT status for the four taxable years following the year during which qualification was lost. Failure of Meditrust's Predecessor to have qualified as a REIT could also disqualify Meditrust as a REIT and/or subject Meditrust to significant tax liabilities.

     In the opinion of Nutter, McClennen & Fish, LLP, special tax counsel to Meditrust, (the "REIT Opinion"), (i) Meditrust's Predecessor was organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code since its taxable year ended December 31, 1989 through its final taxable year, and (ii) Meditrust has been organized and operated in conformity with the requirements for qualification as a REIT under the Code since its taxable year ended December 31, 1992 through its taxable year ended December 31, 1997, and Meditrust's form of organization and proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code. The REIT Opinion is filed as an exhibit to the Registration Statement. The REIT Opinion is based upon factual representations from Meditrust regarding Meditrust's Predecessor and Meditrust's compliance with the requirements for REIT qualification, and it will not be binding on the IRS.

     Counsel is unable, however, to render an opinion regarding Meditrust's qualification as a REIT in its taxable years ended December 31, 1989, 1990 and 1991 because it did not conduct the due diligence necessary to render an opinion for such years. A revocation or termination of Meditrust's qualification as a REIT in its taxable years ended December 31, 1989, 1990 or 1991 could potentially have prevented Meditrust from qualifying as a REIT through its taxable years ended December 31, 1994, 1995 and 1996, respectively (even if otherwise organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code), but would not have precluded its qualification as a REIT for later years. This is true because a revocation or termination of Meditrust's qualification as a REIT could preclude Meditrust from re-electing REIT status for five years. However, Meditrust believes that any revocation or termination of Meditrust's qualification as a REIT in its taxable years ended December 31, 1989, 1990 or 1991 or other failure to qualify as a REIT in such years would not have a material adverse tax effect on Meditrust or its shareholders, even if such event caused Meditrust to fail to qualify as a REIT in its taxable years ended December 31, 1994, 1995 or 1996. A failure of Meditrust to have qualified as a REIT in its taxable years ended December 31, 1994 and 1996 could not have an adverse tax effect on Meditrust or its shareholders because Meditrust sustained a net loss for those years, as indicated on its federal income tax returns, and thus would not have incurred any federal income tax even if it had been precluded from qualifying as a REIT for such years. With respect to Meditrust's taxable year ended December 31, 1995, any failure to have qualified as a REIT for such year would not have a material adverse tax effect on Meditrust or its shareholders because Meditrust's tax liability would have been nominal on a per share basis. Any adjustment to tax for years prior to 1994 generally would be precluded by the statute of limitations.

     Meditrust's qualification and taxation as a REIT following the Cobblestone and La Quinta mergers will depend on Meditrust's continuing ability to meet, through actual operating results, the income and asset requirements, distribution levels, diversity of stock ownership and other requirements for qualification as a REIT under the Code. Counsel has not verified and will not verify Meditrust's compliance with these tests on a continuing basis. Moreover, qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations and the determination of various factual matters and circumstances not entirely within Meditrust's control. The complexity of these provisions is greater in the case of a REIT that owns real estate and leases it to a corporation with which its stock is paired. Accordingly, no assurance can be given that Meditrust will satisfy such tests on a continuing basis or that the IRS will not challenge the status of Meditrust as a REIT prior to or following the Cobblestone and La Quinta mergers. See "Risk Factors--REIT Tax Risks; Paired Share REIT Tax Risks."

     In rendering the REIT Opinion, Nutter, McClennen & Fish, LLP has relied upon the representations of Meditrust that it will distribute, with respect to the taxable year in which each merger closes, all earnings and profits inherited from Cobblestone and La Quinta. If the IRS were to determine that Cobblestone's or La Quinta's actual earnings and profits exceeded the amount distributed, Meditrust would be disqualified as a REIT.

     To qualify for tax treatment as a REIT under the Code, Meditrust must meet the following requirements, among others:

     (a) At least 95% of Meditrust's gross income each taxable year (excluding any income from so-called "prohibited transactions") must be derived from:

     (i) rents from real property;

     (ii) gain from the sale or disposition of real property that is not held primarily for sale to customers in the ordinary course of business;

     (iii) interest on obligations secured by mortgages on real property (with certain minor exceptions);

     (iv) dividends or other distributions from, or gains from the sale of, shares of REITs that are not held primarily for sale to customers in the ordinary course of business;

     (v) abatements and refunds of real property taxes;

     (vi) income and gain derived from foreclosure property;

     (vii) most types of commitment fees related to either real property or mortgage loans;

     (viii) gains from sales or dispositions of real estate assets that are not "prohibited transactions" under the Code;

     (ix) dividends;

     (x) interest on obligations other than those secured by mortgages on properties; and

     (xi) gains from sales or dispositions of securities not held primarily for sale to customers in the ordinary course of business.

     In addition, at least 75% of Meditrust's gross income each taxable year (excluding any income from "prohibited transactions") must be derived from items (i) through (viii) above and from certain qualified temporary investment income.

     For purposes of these requirements, the term "rents from real property" is defined in the Code to include charges for services customarily furnished or rendered in connection with the rental of real property, whether or not such charges are separately stated. The term "rents from real property" also includes rent attributable to incidental personal property that is leased under, or in connection with, a lease of real property; provided that the rent attributable to such personal property for the taxable year does not exceed 15% of the total rent for the taxable year attributable to both the real and personal property leased under such lease. The term "rents from real property" is also defined to exclude: (A) any amount received or accrued with respect to real property, if the determination of such amount depends in whole or in part on the income or profits derived by any person from the property (except that any amount so received or accrued shall not be excluded from "rents from real property", solely by reason of being determined on the basis of a fixed percentage of receipts or sales); (B) any amount received or accrued, directly or indirectly, from any person or corporation if ownership of a 10% or greater interest in the stock, assets or net profits of such person or corporation is attributed to Meditrust; (C) any amount received or accrued from property that Meditrust manages or operates and for which Meditrust furnishes services to the tenants that would constitute unrelated trade or business income if received by certain tax-exempt entities, either itself or through another person who is not an "independent contractor" (as defined in the Code) from whom Meditrust does not derive or receive income; and (D) any amount received or accrued from property with respect to which Meditrust furnishes (whether or not through an independent contractor) services not customarily rendered to tenants in properties of a similar class in the geographic market in which the property is located, other than a de minimis amount (defined in the Code as 1% of all amounts received or accrued with respect to the property). The amount received for any service for this purpose shall be deemed to be not less than 150% of the direct cost to the REIT in furnishing or rendering the service. Meditrust believes that any services furnished to its tenants are not, and will not be, of a type that would cause any rents to fail to qualify as rents from real property, or, if so, that the amount of income derived from those activities would not jeopardize Meditrust's REIT status.

     If Meditrust should fail to satisfy the foregoing income tests but otherwise satisfies the requirements for taxation as a REIT and if such failure is held to be due to reasonable cause and not wilful neglect and if certain other requirements are met, then Meditrust would continue to qualify as a REIT but would be subject to a 100% tax on the excessive unqualified income reduced by an approximation of the expenses incurred in earning that income.

     (b) At the close of each quarter of its taxable year, Meditrust must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of Meditrust's total assets must be represented by real estate assets (including (i) assets held by Meditrust's qualified REIT subsidiaries and Meditrust's allocable share of real estate assets held by partnerships in which Meditrust owns an interest, (ii) stock in other REITs and (iii) stock or debt instruments that were purchased with the proceeds of a stock offering or a long-term (at least five years) public debt offering of Meditrust and are not held for merger for more than one year, cash items and governmental securities). Second, not more than 25% of Meditrust's total assets may be represented by securities other than those in the 75% asset class. Third, of the securities that are not qualified for purposes of the 75% asset class, the value of any one issuer's securities owned by Meditrust may not exceed 5% of the value of Meditrust's total assets and Meditrust may not own more than 10% of any one issuer's outstanding voting securities. Meditrust's share of income earned or assets held by a partnership in which Meditrust is a partner will be characterized by Meditrust in the same manner as they are characterized by the partnership for purposes of the assets and income requirements described in this paragraph (b) and in paragraph (a) above.

     (c) The shares of Meditrust must be "transferable" and beneficial ownership of them must be held by 100 or more persons during at least 335 days of each taxable year (or a proportionate part of a short taxable year). More than 50% of the outstanding stock may not be owned, directly or indirectly, actually or constructively, by or for five or fewer "individuals" at any time during the last half of any taxable year. For the purpose of such determination, shares owned directly or indirectly by or for a corporation, partnership, estate or trust are considered as being owned proportionately by its shareholders, partners or beneficiaries; an individual is considered as owning shares directly or indirectly owned by or for members of his family; and the holder of an option to acquire shares is considered as owning such shares. In addition, because of the lessor-lessee relationship between Meditrust and Operating Company (or their respective subsidiaries), no person may own, actually or constructively, 10% of more of the outstanding voting power or total number of shares of stock of the two companies. The By-laws of Meditrust and Operating Company prohibit any transfer of shares which would cause the ownership of shares not to be in conformity with the above requirements. Each year Meditrust must demand written statements from the record holders of designated percentages of its shares disclosing the actual owners of the shares and must maintain, within the Internal Revenue District in which it is required to file its federal income tax return, permanent records showing the information it has thus received as to the actual ownership of such shares and a list of those persons failing or refusing to comply with such demand.

     (d) Meditrust must distribute to its shareholders dividends in an amount at least equal to the sum of 95% of its "real estate investment trust taxable income" before the deduction for dividends paid (i.e., taxable income less any net capital gain and less any net income from foreclosure property or from property held primarily for sale to customers, and subject to certain other adjustments provided in the Code); plus (i) 95% of the excess of the net income from foreclosure property over the tax imposed on such income by the Code; less
(ii) a portion of certain noncash items of Meditrust that are required to be included in income, such as the amounts includable in gross income under
Section 467 of the Code (relating to certain payments for use of property or services). The distribution requirement is reduced by the amount by which the sum of such noncash items exceeds 5% of real estate investment trust taxable income. Such undistributed amount remains subject to tax at the tax rate then otherwise applicable to corporate taxpayers. For purposes of this analysis, certain dividends paid by Meditrust after the close of the taxable year may be considered as having been paid during the taxable year. However, any such dividends may result in the imposition of the 4% REIT excise tax, which would be applicable to the extent that Meditrust does not actually distribute during each year the sum of: (i) 85% of its real estate investment trust taxable income; (ii) 95% of its capital gain net income; and (iii) any undistributed taxable income from prior periods.

     If a determination (by a court or by the Internal Revenue Service) requires an adjustment to Meditrust's taxable income that results in a failure to meet the percentage distribution requirements (e.g., a determination that increases the amount of Meditrust's real estate investment trust taxable income), Meditrust may, by following the "deficiency dividend" procedure of the Code, cure the failure to meet the annual percentage distribution requirement by distributing a dividend within 90 days after the determination, even though this deficiency dividend is not distributed to the shareholders in the same taxable year as that in which income was earned. Meditrust will, however, be liable for interest based on the amount of the deficiency dividend.

     (e) The directors of Meditrust must have authority over the management of Meditrust, the conduct of its affairs and, with certain limitations, the management and disposition of Meditrust's property.

     (f) Meditrust must have the calendar year in its annual accounting period.

     (g) Meditrust must not have any undistributed earnings and profits accumulated during any "C" corporation years (including any such earnings and profits attributable to Meditrust as a result of the La Quinta Merger or the Cobblestone Merger).

   (h) Meditrust must satisfy certain procedural requirements.

     Paired Shares. On October 17, 1979, the IRS issued a Private Letter Ruling (the "Ruling") to Meditrust (formerly known as Santa Anita Realty Enterprises, Inc.) in which the IRS held that the pairing of Santa Anita Realty and Santa Anita Operating shares would not preclude Meditrust from qualifying as a REIT. Subsequent to the issuance of the Ruling, (i) the IRS announced that it would no longer issue rulings to the effect that a REIT whose shares are paired with those of a non-REIT will qualify as a REIT if the activities of the paired entities are integrated, and (ii) Congress, in 1984, enacted Section 269B of the Code. Section 269B(a)(3) of the Code provides that if the shares of a REIT and a non-REIT are paired, then the REIT and the non-REIT shall be treated as one entity for purposes of determining whether either company qualifies as a REIT. If Section 269B(a)(3) of the Code applied to Meditrust and Operating Company, then Meditrust would not be eligible to be taxed as a REIT. Section 269B(a)(3) does not apply, however, if the shares of the REIT and the non-REIT were paired on June 30, 1983, and the REIT was taxable as a REIT on June 30, 1983. As a result of this "grandfathering" rule, Section 269B(a)(3) of the Code does not apply to Meditrust and Operating Company. By its terms, this "grandfathering" rule will continue to apply to Meditrust after the La Quinta Merger and the Cobblestone Merger. There are, however, no judicial or administrative authorities interpreting this "grandfathering" rule in the context of a merger or otherwise, and this interpretation, as well as the opinion of Nutter, McClennen & Fish, LLP, regarding Meditrust's qualification as a REIT, is based solely on the literal language of the statute. There can be no assurance that the IRS will not seek to deny Meditrust REIT status despite its grandfathered status. If for any reason Meditrust failed to qualify as a REIT in 1983, the benefit of the "grandfathering" rule would not be available to Meditrust, in which case Meditrust would not qualify as a REIT for any taxable year.

     A significant component of The Meditrust Companies' strategy is to grow through acquisitions, and they believe that the current tax treatment of their paired share structure provides them with certain advantages in making acquisitions. If the legislation described below is enacted, then the income and activities of Operating Company with respect to any property acquired by The Meditrust Companies after March 26, 1998, for which there was no binding written agreement, public announcement or SEC filing on or before March 26, 1998, will be attributed to Meditrust for purposes of determining whether Meditrust qualifies as a REIT under the Code. This proposed legislation would effectively limit the advantages of The Meditrust Companies' paired share structure to their existing properties and could make it more difficult for them to make acquisitions in the future.

     The tax rules relating to paired share REITs are the subject of intense scrutiny by the Treasury Department and Congress. On February 2, 1998, the Treasury Department released its Tax Proposals explaining the revenue proposals included in the Clinton Administration's fiscal 1999 budget. The Tax Proposals, among other things, include a freeze on the grandfathered status of paired share REITs such as The Meditrust Companies. Under this proposal, Meditrust and Operating Company would be treated as one entity with respect to properties acquired on or after the date of the first Congressional committee action with respect to such proposal and with respect to activities or services relating to such properties that are undertaken or performed by one of the paired entities on or after such date. The Tax Proposals also would prohibit REITs from holding stock possessing more than 10% (and less than 100%) of the vote or value of all classes of stock of any corporation and impose a potentially prohibitive tax on REITs that acquire regular "C" corporations in reorganization transactions. Restructuring the operations of Meditrust and Operating Company to comply with the rules contemplated by the Tax Proposals could cause The Meditrust Companies to incur substantial tax liabilities, "unpair" the stock of The Meditrust Companies or otherwise adversely affect The Meditrust Companies and could prevent Meditrust from growing as originally intended at the time of the merger with Santa Anita Realty.

     On March 26, 1998, Representative William Archer, Chairman of the House Ways and Means Committee, and Senator William V. Roth, Jr., Chairman of the Senate Finance Committee, introduced legislation similar to the Tax Proposals to limit the "grandfathering" rule. Under the proposed legislation, the anti-pairing rules provided in the Code would apply to real property interests acquired or substantially improved after March 26, 1998 by The Meditrust Companies, or a subsidiary or partnership in which a ten percent or greater interest is owned by The Meditrust Companies (collectively, the "REIT Group"), unless (1) the real property interests are acquired pursuant to a written agreement that was binding on March 26, 1998 and at all times thereafter or (2) the acquisition of such real property interests was described in a public announcement or in a filing with the SEC on or before March 26, 1998. On May 7, 1998, the Senate unanimously passed The Internal Revenue Service Restructuring and Reform Bill of 1998 (the "Bill"), which contains the anti-pairing legislation described above. Moreover, the Bill provides that any property acquired after March 26, 1998 by any company that is acquired by a paired share REIT, other than property acquired pursuant to a written agreement that was binding on March 26, 1998, would be subject to the anti-pairing rules.

     Under this legislation as currently proposed, the properties held on March 26, 1998, by La Quinta and Cobblestone, which would be acquired pursuant to Meditrust's proposed mergers with such companies, would not be subject to these anti-pairing rules. However, any property acquired by either La Quinta or Cobblestone after March 26, 1998, other than property acquired pursuant to a written agreement that was binding on March 26, 1998, would be subject to the anti-pairing rules. Moreover, we cannot assure you that this legislation will be adopted in its current form or that the properties to be acquired from La Quinta and Cobblestone or other properties of The Meditrust Companies will not become subject to the anti-pairing rules of the Code in the future. In such a case, Operating Company (including corporate subsidiaries of Meditrust that are controlled by Operating Company) may not be able to operate the hotels and golf courses to be acquired by Meditrust in such mergers in the manner currently contemplated without disqualifying Meditrust as a REIT. Such a limitation would have a material adverse effect on The Meditrust Companies, including their results of operation, financial condition and prospects.

     In addition, the proposed legislation also provides that a property held by a paired share REIT but not subject to the anti-pairing rules would become subject to such rules in the event of either (1) an improvement placed in service after December 31, 1999 that changes the use of the property and the cost of which is greater than 200 percent of (A) the undepreciated cost of the property (prior to the improvement) or (B) in the case of property acquired where there is a substituted basis (e.g., the properties to be acquired from La Quinta and Cobblestone), the fair market value of the property on the date it was acquired by The Meditrust Companies or (2) an addition or improvement that expands beyond the boundaries of the land included in such property. The proposed legislation contains an exception for improvements placed in service before January 1, 2004 pursuant to a binding contract in effect on December 31, 1999 and at all times thereafter. This proposed restriction on property improvements would apply to the properties to be acquired from La Quinta and Cobblestone, as well as all other properties owned by The Meditrust Companies, and would limit the ability of The Meditrust Companies to improve or change the use of those properties after December 31, 1999.

     Other legislation (including other legislation that is currently pending before Congress), as well as regulations, administrative interpretations or court decisions, also could change the tax law with respect to Meditrust's qualification as a REIT and the federal income tax consequence of such qualification. The adoption of any such legislation, regulations or administrative interpretations or court decisions could have a material adverse effect on the results of operations, financial condition and prospects of The Meditrust Companies.

     Potential Reallocation of Income. Due to the paired-share structure, Meditrust, Operating Company and their respective subsidiary entities will be controlled by the same interests. As a result, the IRS could, pursuant to
Section 482 of the Code, seek to distribute, apportion or allocate gross income, deductions, credits or allowances between or among them if it determines that such distribution, apportionment or allocation is necessary in order to prevent evasion of taxes or to clearly reflect income. Meditrust and Operating Company believe that all material transactions between them have been and will continue to be negotiated and structured with the intention of achieving an arm's-length result. Accordingly, the potential application of
Section 482 of the Code should not have a material effect on Meditrust or Operating Company. There can be no assurance, however, that the IRS will not challenge the terms of such transactions, or that such challenge would not be successful.

     Built-In Gain Tax. As a result of the La Quinta and Cobblestone mergers being consummated, if Meditrust recognizes gain on the disposition of an asset acquired from Cobblestone or La Quinta during the ten-year period beginning at the date the mergers are consummated, then, to the extent of the asset's "built-in gain" (i.e., the excess of the fair market value of such asset at the date that the mergers were consummated over its then tax basis), Meditrust will be subject to tax on such gain at the highest regular corporate rate applicable, pursuant to Treasury Regulations not yet promulgated. Meditrust would have to distribute 95% of the excess of the amount of recognized built-in gain over the amount of tax paid in order to maintain its qualification as a REIT. The foregoing assumes that Meditrust makes an election pursuant to IRS Notice 88-19 with respect to the mergers and that the availability or nature of such election is not modified as proposed in the Tax Proposals. The Tax Proposals propose to require that, effective for transactions occurring after December 31, 1998, built-in gain inherent in the assets of a "C" corporation be recognized upon the merger of a REIT with a "C" corporation. Meditrust will make the election pursuant to IRS Notice 88-19 if such election is available.

     Operational Limitations Imposed by the REIT Requirements. Operating income derived from health care related facilities, hotels, golf courses, a racetrack or similar operating businesses does not constitute qualifying income under the REIT requirements. Accordingly, all of Meditrust's facilities have been leased (rather than operated by Meditrust), and Meditrust will continue to lease such facilities to Operating Company or other third parties after the La Quinta Merger and the Cobblestone Merger. In addition, the hotels and golf courses acquired in such transactions also will be leased to Operating Company. Rent derived from all such leases will be qualifying income under the REIT requirements, provided several requirements are satisfied.

     Payments under a lease will not constitute qualifying income for purposes of the REIT requirements if Meditrust owns, directly or indirectly, 10% or more of the ownership interests in the relevant lessee. Constructive ownership rules apply, such that, for instance, Meditrust is deemed to own the assets of stockholders who own 10% or more in value of the stock of Meditrust. The by-laws of Meditrust and Operating Company are therefore designed to prevent a stockholder of Meditrust from owning Paired Shares that would cause Meditrust to own, actually or constructively, 10% or more of the ownership interests in a lessee (including the Operating Company). Thus, Meditrust should never own, actually or constructively, 10% or more of a lessee. However, because the relevant constructive ownership rules are broad and it is not possible to monitor continually all direct and indirect transfers of Paired Shares, and because the by-law provisions referred to above may not be effective, no absolute assurance can be given that such transfers, or other events of which Meditrust has no knowledge, will not cause Meditrust to own constructively 10% or more of one or more lessees at some future date.

     In addition to the considerations discussed above, the REIT requirements impose a number of other restrictions on the operations of Meditrust. For example, net income from sales of property sold to customers in the ordinary course of business (other than inventory acquired by reason of certain foreclosures) generally is subject to a 100% tax.

     Taxation of Meditrust. As a REIT, Meditrust is subject to Federal corporate income tax on its taxable income, which is computed taking into account a deduction for dividends paid and certain other special rules. Thus, if Meditrust does not distribute all its net capital gains or distributes more than 95% but less than 100% of its other

REIT Income, Meditrust will be subject to Federal corporate income tax (including any applicable alternative minimum tax) on the undistributed portion of such income (in the case of capital gains taxes paid by the REIT, each Meditrust shareholder shall be entitled to a tax credit based on the amount of such taxes). Such undistributed income also may be subject to the 4% excise tax mentioned earlier. Meditrust expects to distribute all its income on a current basis so that it will not incur any Federal income or excise tax (although it may incur some amount of state and local tax in jurisdictions whose tax laws do not conform to the Federal income tax treatment of REITs).

     Federal Income Taxation of Operating Company and Non Controlled Subsidiaries. As a "C" corporation under the Code, Operating Company will be subject to Federal corporate income tax on its taxable income. Any income of Operating Company, net of all taxes, will be available for retention in Operating Company's business or for distribution to shareholders as dividends. However, unlike Meditrust, there is no tax law provision that requires Operating Company to distribute any of its after-tax earnings and Operating Company does not expect to pay cash dividends in the foreseeable future.

     In addition, any corporate subsidiaries of Meditrust that are not wholly owned by it will also be subject to Federal income tax in the same manner as Operating Company. Meditrust currently has one such corporate subsidiary, and it is expected that one or more additional such corporate subsidiaries will be formed in connection with the La Quinta Merger.

Federal Income Taxation of Holders of Paired Shares

     Separate Taxation of Each Type of Share. Notwithstanding that the Paired Shares may only be transferred as a unit, holders of the Paired Shares will be treated for U.S. federal income tax purposes as holding equal numbers of shares of Meditrust Common Stock and of Operating Company Common Stock. The tax treatment of distributions to stockholders and of any gain or loss upon sale or other disposition of the Paired Shares (as well as the amount of gain or loss) must therefore be determined separately with respect to each share of Meditrust Common Stock and each share of Operating Common Stock contained within each Paired Share. The tax basis and holding period for each share of Meditrust Common Stock and each share of Operating Common Stock also must be determined separately. Upon a taxable sale of a Paired Share, the amount realized should be allocated between the Meditrust Common Stock and the Operating Common Stock based on their then relative values.

     Taxation of Taxable U.S. Stockholders. As used herein, the term "U.S. Stockholder" means a holder of Paired Shares that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source or
(iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust and (v) is not an entity that has a special status under the Code (such as a tax-exempt organization or a dealer in securities).

     As long as Meditrust qualifies as a REIT, distributions made to Meditrust's taxable U.S. Stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. Stockholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. Distributions that are designated as capital gain dividends will be taxed as capital gains (to the extent they do not exceed Meditrust's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held Meditrust Common Stock. Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they did not exceed the adjusted basis of the stockholder's Meditrust Common Stock, but rather will reduce the adjusted basis of such stock. To the extent that such distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a stockholder's Meditrust Common Stock, such distributions will be included in income as capital gain. In addition, any distribution declared by Meditrust in October, November or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by Meditrust and received by the stockholder on December 31 of such year, provided that the distribution is actually paid by Meditrust during January of the following calendar year.

     Distributions on Operating Common Stock from Operating Company up to the amount of Operating Company's current or accumulated earnings and profits will be taken into account by U.S. Stockholders as ordinary income and generally will be eligible for the dividends-received deduction for corporations (subject to certain limitations). Distributions in excess of Operating Company's current and accumulated earnings and profits will not be taxable to a holder to the extent that they do not exceed the adjusted tax basis of the holder's Operating Common Stock, but rather will reduce the adjusted tax basis of such Operating Common Stock. To the extent that such distributions exceed the adjusted basis of the U.S. Stockholder's Operating Common Stock, they will be included in income as capital gain.

     Meditrust may elect to retain and pay income tax on net long-term capital gains recognized during any taxable year. If Meditrust so elects its stockholders will include in income as capital gain their proportionate share of such portion of its long-term capital gains as Meditrust may designate. A U.S. Stockholder will be deemed to have paid its share of the tax paid by Meditrust which will be credited or refunded to the U.S. Stockholder. The U.S. Stockholder's tax basis in its shares of Meditrust Common Stock will be increased by the amount of undistributed capital gains (less the capital gains tax paid by Meditrust) included in the stockholder's income.

     Taxable distributions from Meditrust or Operating Company and gain or loss from the disposition of shares of Meditrust and Operating Common Stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any passive activity losses (such as losses from certain types of limited partnerships in which the stockholder is a limited partner) against such income. In addition, taxable distributions from Meditrust or Operating Company generally will be treated as investment income for purposes of the investment interest deduction limitations. Capital gains dividends, capital gains (other than short-term capital gains) from the disposition of Paired Shares and actual or deemed distributions from either company treated as such, including capital gains (other than short-term capital gains) recognized on account of distributions in excess of a stockholder's tax basis or any deemed capital gain distributions to a Meditrust stockholder on account of Meditrust's retained capital gains, will be treated as investment income for purposes of the investment interest deduction limitations only if and to the extent the U.S. Stockholder so elects, in which case such capital gains will be taxed at ordinary income rates to the extent of the election. Meditrust and Operating Company will notify U.S. Stockholders after the close of their taxable years as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and (in the case of Meditrust) capital gain. U.S. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of Meditrust or of Operating Company.

     Taxation of U.S. Stockholders on the Disposition of Paired Shares. In general, and assuming the U.S. Stockholder has the same holding period for Meditrust Common Stock and Operating Common Stock, any gain or loss realized upon a taxable disposition of Paired Shares by a U.S. Stockholder will be treated as capital gain or loss. In addition, any loss upon a sale or exchange of Meditrust Common Stock by a U.S. Stockholder who has held such stock for six months or less (after applying certain holding period rules), will be treated as a long-term capital loss to the extent of distributions from Meditrust or undistributed capital gains required to be treated by such stockholder as long-term capital gain. However, the IRS has indicated in a recent notice that it is examining the proper tax treatment of a long-term capital loss upon a sale or exchange of corporation capital stock by a U.S. shareholder who has held the stock for less than six months. All or a portion of any loss realized upon a taxable disposition of Paired Shares may be disallowed if other Paired Shares are purchased within 30 days before or after the disposition.

     The Taxpayer Relief Act of 1997 (the "Relief Act") altered the taxation of capital gain income. Under the Relief Act, individuals, trusts and estates that hold certain investments for more than 18 months may be taxed at a maximum long-term capital gain rate of 20% on the sale or exchange of those investments. Individuals, trusts and estates that hold certain investments for more than 12 months but not more than 18 months may be taxed at a maximum capital gain rate of 28% on the sale or exchange of those investments. The Relief Act also provides a maximum rate of 25% for "unrecaptured section 1250 gain" for individuals, trusts and estates, special rules for "qualified 5-year gain," as well as other changes to prior law. Gain or loss from the disposition of assets held for less than 12 months is short-term capital gain or loss. The Relief Act allows the IRS to prescribe regulations on how the Relief Act's new capital gain rates will apply to sales of capital assets by (or interests in) "pass-thru entities", which include REITs such as Meditrust. To date regulations have not yet been prescribed, but the IRS has issued a notice describing the principles which will be reflected in the Regulations. The notice provides that a REIT may designate (subject to certain limits) whether a capital gain dividend is taxable to U.S. shareholders (other than corporations) as a 20% rate capital gain distribution (for capital gains with respect to capital assets held by the REIT for more than 18 months), a 28% rate gain distribution with respect to capital assets held by the REIT for more than one year but not more than 18 months), or a Section 1250 gain distribution taxed at a 25% rate (for a portion of the gain recognized by the REIT with respect to dispositions of certain real property held for more than 18 months, equal to the amount of all prior depreciation deductions not otherwise required to be taxed as ordinary depreciation recapture income). This designation will apply to distributed and undistributed capital gain dividends. Investors are urged to consult their own tax advisors with respect to the new rules contained in the Relief Act. No change was made to the capital gains tax rate or holding period for corporations under the Relief Act.

     Information Reporting Requirements and Backup Withholding. Meditrust and Operating Company will report to their U.S. Stockholders and the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A stockholder who does not provide Meditrust and Operating Company with his, her or its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, Meditrust may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to Meditrust.

     The Treasury Department recently issued new regulations (the "New Regulations") which make certain modifications to the withholding, backup withholding and information reporting rules described above. The New Regulations attempt to unify certification requirements and modify reliance standards. The New Regulations will generally be effective for payments made after December 31, 1999, subject to certain transition rules. Prospective investors are urged to consult their own tax advisors regarding the New Regulations.

     Taxation of Tax-Exempt Stockholders. Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from Federal income taxation. They are, however, subject to taxation on their unrelated business taxable income ("UBTI"). While many investments in real estate generate UBTI, amounts distributed by Meditrust to Exempt Organizations generally will not constitute UBTI, nor will dividends paid by Operating Company generally constitute UBTI. However, if an Exempt Organization finances its acquisition of Paired Shares with debt, a portion of its income from Meditrust and Operating Company will constitute UBTI pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9), (17) and (20), respectively, of section 501(c) of the Code are subject to different UBTI rules, which generally will require them to characterize distributions from Meditrust and Operating Company as UBTI.

     State and Local Taxation. The Meditrust Companies and their stockholders may be subject to state and local taxes in various jurisdictions, including those in which it or they transact business, own property, or reside. The state and local tax treatment of such entities or persons may not conform to the Federal income tax consequences discussed above. Consequently, the Meditrust Companies and their stockholders should consult their own tax advisers regarding the effect of state and local tax laws on the ownership of Paired Shares.

     Investors are urged to consult their own tax advisors with respect to the appropriateness of an investment in the Paired Shares offered hereby and with respect to the tax consequences arising under Federal law and the laws of any state municipality or other taxing jurisdiction, including tax consequences resulting from such investor's own tax characteristics. In particular, foreign investors should consult their own tax advisors concerning the tax consequences of an investment in Meditrust and Operating Company including the possibility of U.S. income tax withholding on distributions.

                             SELLING STOCKHOLDERS


     The following table sets forth the names of the Selling Stockholders, the estimated number of Paired Shares to be owned beneficially by each of them as of the closing of the Cobblestone Merger and the estimated number of Shares which may be offered by each of them pursuant to this Prospectus. See footnote(1) to the table.



                                                                            Shares Beneficially
                                                                              Owned Prior to        Shares Beneficially
                                                                            Offering and Being          Owned If All
                         Selling Stockholders                             Registered for Sale(1)     Shares are Sold(1)
----------------------------------------------------------------------   ------------------------   --------------------
                                                                                  Number             Number     Percent*
                                                                         ------------------------   --------   ---------
Brentwood Golf Partners, L.P. ........................................           5,313,678            --          --
The Northwestern Mutual Life Insurance Company .......................             573,621            --          --
James A. Husband, Jr. ................................................             542,289            --          --
Cede & Co. ...........................................................             333,376            --          --
Wilmington Interstate Corporation ....................................             327,784            --          --
BankAmerica Investment Corporation ...................................             160,650            --          --
FSC Corp. ............................................................             111,472            --          --
Steven L. Holmes .....................................................              99,129            --          --
Pacific Enterprises Golf Partners, L.P. ..............................              85,364            --          --
Henry L. Hillman, Elsie Hilliard Hillman and
 C.G. Grefenstette, Trustees of the Henry L. Hillman Trust
 U/A/T dated November 18, 1985 .......................................              73,743            --          --
Venhill Limited Partnership ..........................................              73,743            --          --
Joseph L. Champ ......................................................              70,470            --          --
SSB Investments, Inc. ................................................              55,763            --          --
Gary Dee .............................................................              49,332            --          --
John M. Sullivan .....................................................              42,215            --          --
Norman Goodmanson ....................................................              36,505            --          --
Oak Leaf Partners ....................................................              32,647            --          --
Andrew Crosson .......................................................              26,077            --          --
C.G. Grefenstette and Thomas G. Bigley, Trustees U/A/T dated
 8/28/68 for Henry Lea Hillman, Jr. ..................................              24,612            --          --
C.G. Grefenstette and Thomas G. Bigley, Trustees U/A/T dated
 8/28/68 for William Talbott Hillman .................................              24,612            --          --
C.G. Grefenstette and Thomas G. Bigley, Trustees U/A/T dated
 8/28/68 for Juliet Lea Hillman ......................................              24,566            --          --
C.G. Grefenstette and Thomas G. Bigley, Trustees U/A/T dated
 8/28/68 for Audrey Hilliard Hillman .................................              24,566            --          --
Paul Lewis Davies III ................................................              23,477            --          --
Robert West ..........................................................              18,793            --          --
Martin R. Reid, IRA R/O Oppenheimer & Co., Inc. as custodian .........              16,410            --          --
James T. Bergmark ....................................................              11,746            --          --
Martin R. Reid .......................................................               9,397            --          --
Balboa Park Management Co., Inc. .....................................               7,378            --          --
George M. Meaney .....................................................               6,585            --          --
                                                                                 ---------
TOTAL ................................................................           8,200,000

----------------
*  Less than one percent.


(1) The number of Paired Shares indicated as beneficially owned by each of the Selling Stockholders is an estimate based on, among other factors, the assumption that the Average Closing Price of the Paired Shares prior to the closing date of the Cobblestone Merger will equal $28.1875 per Paired Share, which was the closing price of the Paired Shares on the NYSE on May 22, 1998. Such number is subject to adjustment as described in the Cobblestone merger agreement and upon closing of the Cobblestone Merger could be materially more or less than such estimate depending upon, among other factors, the Average Closing Price of the Paired Shares prior to the closing date of the Cobblestone Merger. The actual number of Shares issued to the Selling Stockholders upon consummation of the Cobblestone Merger shall be specified in a prospectus supplement to this Prospectus.

                             PLAN OF DISTRIBUTION

     The Meditrust Companies have been advised that the Selling Stockholders or their transferees may sell the Shares from time to time after the closing of the Cobblestone Merger in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sale of the Shares may be effected in transactions (which may involve cross or block trades) (i) on the NYSE or any other national securities exchange or quotation service on which the Shares may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or in the over-the-counter market, (iv) through the writing of options or (v) by any other legally available means. The Shares may be sold directly or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions).

     Certain persons who sell the Shares covered by this Prospectus, and any broker or dealer to or through whom any such person shall sell such securities, may be deemed to be underwriters within the meaning of the Securities Act with respect to the sale of such securities, and any commissions received by them and profit on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

     At the time a particular offering of Shares is made, a prospectus supplement, if required, will be distributed which will set forth the specific amount of Shares being offered, the name of the selling stockholders and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers and any other material information with respect to the plan of distribution not previously disclosed.

     Pursuant to the Cobblestone merger agreement, all expenses of the registration of the Shares will be paid by The Meditrust Companies, including, without limitation, Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the Selling Stockholders will pay all underwriting discounts, selling commissions and related fees, if any.

     The Meditrust Companies have agreed to maintain the effectiveness of the Registration Statement until the earlier of (i) one year from the closing of the Cobblestone Merger and (ii) the date that all of the Shares covered by the Registration Statement have been sold pursuant to the Registration Statement.

     The Meditrust Companies have agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.


                                 LEGAL MATTERS

     The validity of the issuance of the Shares offered hereby will be passed upon by Cravath, Swaine & Moore, New York, New York. In addition, Nutter, McClennen & Fish, LLP, Boston, Massachusetts, will pass on certain Federal income tax matters relating to The Meditrust Companies.


                    INTERESTS OF NAMED EXPERTS AND COUNSEL

     Michael J. Bohnen, a partner in the law firm Nutter, McClennen & Fish, LLP, currently serves as Secretary of Operating Company. Paul R. Eklund, also a partner in the law firm Nutter, McClennen & Fish, LLP, currently serves as Assistant Secretary of Meditrust. Nutter, McClennen and Fish, LLP, serves as counsel to The Meditrust Companies, and has rendered a legal opinion with respect to certain Federal income tax matters filed as a part of the Registration Statement.

                                    EXPERTS

     The combined and consolidated financial statements of Meditrust Corporation and Meditrust Operating Company, and the consolidated financial statements of Meditrust Corporation as of December 31, 1997 and 1996, and for the years ended December 31, 1997, 1996 and 1995, and the consolidated financial statements of Meditrust Operating Company as of December 31, 1997 and for the initial period ended December 31, 1997 incorporated by reference in this Registration Statement on Form S-3 have been audited by Coopers & Lybrand L.L.P., independent accountants, and are included herein in reliance upon the authority of such firm as experts in accounting and auditing.

     The combined balance sheets of La Quinta as of December 31, 1997 and 1996, and the related combined statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997, incorporated herein by reference to The Meditrust Companies' Joint Current Report on Form 8-K, event date March 31, 1998, have been audited by KPMG Peat Marwick LLP, independent auditors as set forth in their report thereon included therein and incorporated herein by reference and have been so incorporated herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Cobblestone Holdings, Inc. for the three fiscal years ended September 30, 1997, incorporated herein by reference from Meditrust Corporation's and Meditrust Operating Company's Joint Current Report on Form 8-K, dated May 13, 1998, have been audited by Ernst & Young LLP, indepedent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance on such report given upon the authority of such firm as experts in accounting and auditing.

================================================================================

  No person has been authorized in connection with this offering to give any information or to make any representations, other than those contained or incorporated in this Prospectus Supplement or the accompanying Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by The Meditrust Companies or any other person. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell, or solicitation of an offer to buy, any of the Shares to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus Supplement or the accompanying Prospectus nor any sale made hereunder at any time shall imply that the information contained herein is correct as of any time subsequent to its date.



                      ----------------------------------

                               TABLE OF CONTENTS

                                                       Page
                                                      -----
                     Prospectus Supplement
Selling Stockholders ..............................    S-2
Plan of Distribution ..............................    S-9
Legal Matters .....................................    S-9
Interests of Named Experts and Counsel ............    S-9

                              Prospectus
Available Information .............................    2
Incorporation of Certain Documents by
   Reference ......................................    3
Risk Factors ......................................    4
The Meditrust Companies ...........................   20
Description of Capital Stock ......................   22
Certain Federal Income Tax Considerations .........   24
Selling Stockholders ..............................   33
Plan of Distribution ..............................   34
Legal Matters .....................................   34
Interests of Named Experts and Counsel ............   34
Experts ...........................................   35



                               8,177,300 Shares


                            The Meditrust Companies






                             MEDITRUST CORPORATION
                          MEDITRUST OPERATING COMPANY






                      ----------------------------------

                   P R O S P E C T U S   S U P P L E M E N T

                      ----------------------------------

                                  March 3, 1999

================================================================================